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EXHIBIT 99.1

Notice of Meeting, Invitation to Shareholders and
Management Proxy Circular, dated February 26, 2013

SUNCOR ENERGY INC.

Management Proxy Circular

Notice of 2013 Annual General Meeting

To be held on April 30, 2013

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual general meeting of shareholders of Suncor Energy Inc. (the "Corporation") will be held on April 30, 2013, in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time (MDT).

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2012 together with the auditors' report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved thereunder by 23,000,000 common shares;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 to 4 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on April 26, 2013.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on March 4, 2013 will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Senior Vice President, General Counsel and Corporate Secretary

February 26, 2013
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of Suncor Energy Inc.'s (the "Corporation") board of directors (the "Board of Directors"), management and employees, we invite you to attend our annual general meeting of shareholders on April 30, 2013, to be held in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time (MDT).

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Suncor Energy Inc. and accompanying management proxy circular. The contents and the sending of this management proxy circular have been approved by the Board of Directors.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this management proxy circular. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance during 2012 and provide an outlook on priorities for 2013 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

Many of our public documents, including our 2012 Annual Report, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, including the speeches of senior executives, you can use the 'email alerts' subscribe feature on the Corporation's web site. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

John Ferguson Chairman of the Board	Steven W. Williams President and Chief Executive Officer

VOTING AND PROXIES: QUESTIONS AND ANSWERS	2
ADVISORIES	5
BUSINESS OF THE MEETING	7
Financial Statements	7
Election of Directors	7
Appointment of Auditors	15
Increase in Common Shares Reserved for Issuance Under Suncor Energy Inc. Stock Option Plan	15
Advisory Vote on Approach to Executive Compensation	16
BOARD OF DIRECTORS COMPENSATION	17
Compensation Philosophy and Approach	17
Compensation Structure	17
Total Compensation	18
Equity Based Compensation	19
EXECUTIVE COMPENSATION	22
Letter to Shareholders	22
Compensation Discussion and Analysis	25
Compensation Disclosure of Named Executive Officers	53
Termination Agreements and Change of Control Arrangements	58
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	61
SUMMARY OF INCENTIVE PLANS	61
DIRECTORS' AND OFFICERS' INSURANCE	65
CORPORATE GOVERNANCE	65
SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS	A-1
SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS	B-1
SCHEDULE C: CORPORATE GOVERNANCE SUMMARY	C-1
SCHEDULE D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR	D-1
SCHEDULE E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA	E-1
SCHEDULE F: BOARD TERMS OF REFERENCE	F-1

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         1

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management proxy circular is dated February 26, 2013 and is furnished in connection with the solicitation by or on behalf of the management of Suncor Energy Inc. of proxies to be used at the annual general meeting of shareholders of Suncor Energy Inc. to be held in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, on April 30, 2013, at 10:30 a.m. (MDT) for the purposes indicated in the Notice of Annual General Meeting. Information in this management proxy circular is as of February 26, 2013 unless stated otherwise. In this management proxy circular, references to "Suncor", the "Corporation", the "company", "our" or "we" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context otherwise requires.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is March 4, 2013.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described herein. To be valid, completed proxy forms must be dated, completed, signed and deposited with our transfer agent, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. (MDT) on April 26, 2013. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q. Am I entitled to vote?

A.  You are entitled to vote if you are a holder of common shares of Suncor as of the close of business on March 4, 2013, the record date for the meeting. Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters. The list of registered shareholders maintained by Suncor will be available for inspection after March 4, 2013, during usual business hours at the offices of Computershare, 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q. What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting;

•
the resolution to approve an amendment to the Suncor Energy Inc. Stock Option Plan (the "SOP") to increase the number of common shares reserved thereunder by 23,000,000 common shares; and

•
the advisory resolution on the Corporation's approach to executive compensation disclosed in this management proxy circular.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q. Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

2        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Q. How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by completing your proxy form through any of the methods described above.

If your shares are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q. How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q. Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of directors from those nominees set out in this management proxy circular;

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•
FOR the amendment to the SOP to increase the number of common shares reserved thereunder by 23,000,000 common shares; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.  Yes, if you are a registered holder, you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare.

Q. What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.

Q. Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         3

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned; or

(b)
to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

Q. Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q. How many common shares are outstanding?

A.  As of February 22, 2013, there were 1,523,644,237 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 22, 2013, there was no person who, to the knowledge of our directors and officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q. What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

Q. How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q. What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or visit www.computershare.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. (MDT) on April 30, 2013. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2014 annual general meeting to our Corporate Secretary. To be included in the management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by November 28, 2013.

4        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

ADVISORIES

This management proxy circular and the schedules hereto contain certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expect", "guidance", "anticipated", "estimated", "plans", "scheduled", "belief", "projects", "could", "target", "will", "should", "may", "focus", "vision", "goal", "intend", "indicate", "objective", "continue" and similar expressions. Forward-looking statements in this management proxy circular and the schedules hereto include references to the following: the business of and procedure for the annual general meeting; management's expectation that none of the nominees for director will be unable to serve as director; Suncor's indication that no future stock option grants are planned for non-employee directors; expectations regarding development of the Claw Back Policy (as defined herein) in the future; expectations that the President and CEO's compensation opportunity will increase over time; the belief that improving year over year operational results will ultimately deliver shareholder value; that values ultimately received could be quite different from realizable pay depending on future performance; estimates of compensation paid or to be paid by our peers; the belief that Suncor's multi-year compensation plan balances risk and reward; Suncor's conclusions with respect to the key risk mitigation features of Suncor's compensation policies and programs and Suncor's belief that it would be difficult for anyone in management acting alone, or acting as a group, to make "self-interested" decisions for immediate short-term gains that could have a material impact on the organization's financial or share price performance; Suncor's belief that executives' interests should be aligned with the interests of Suncor's shareholders; Suncor's belief that it continues to be well-positioned to capitalize on business opportunities; the Corporation's intentions with respect to the investment of capital in growth projects and delivering profitable growth; the Board's belief that Suncor's leadership succession and transition plan has been soundly executed; the Board's belief that the company's financial strategy is appropriate and is being effectively stewarded; that the growth project evaluation work that was undertaken in 2012 has helped to better position the company for improvement in ROCE (as defined herein) metrics; the expectation that Firebag Stage 4 will be 15% under the announced cost of $2 billion; that TROTM, the company's tailings management system, is expected to significantly accelerate the pace of tailings reclamation; that mid- and long-term incentive amounts shown for Named Executive Officers (as defined herein) will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time; that the HR&CC (as defined herein) will continue the practice of doing a look back analysis of the CEO's compensation; changes to the compensation valuation methodology used by Suncor to value LTI (as defined herein) awards and disclosure of the same; changes to the methodology used for disclosing the value of share-based and option-based awards; estimates as to annual pensions that would be received by Named Executive Officers following retirement; changes to PSU (as defined herein) vesting design and the PSU peer group; the composition of the Board of Directors following the annual general meeting; Suncor's corporate governance practices and those of the Board of Directors; and expectations for Suncor's Board members in carrying out their duties as directors.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         5

breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Suncor's Annual Information Form for the year ended December 31, 2012, Suncor's Management's Discussion and Analysis for the year ended December 31, 2012 (the "MD&A") and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and readers are referred to such documents. Copies of these documents and Suncor's audited consolidated financial statements for the year ended December 31, 2012 are available without charge from Suncor at 150 - 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2012 and the MD&A, which are included in our 2012 Annual Report.

Certain financial measures in this management proxy circular – namely operating earnings, cash flow from operations ("CFOPS"), Oil Sands cash operating costs and return on capital employed ("ROCE") – are not prescribed by Canadian generally accepted accounting principles ("GAAP"). Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. CFOPS and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. CFOPS, for the purposes of the table on page 37 of this management proxy circular, has been further adjusted to take into account adjustments for Syria and Libya. ROCE, for the purposes of the table on page 37 of this management proxy circular, has been further adjusted to exclude the impact of the impairment charge against the Voyageur upgrader project and impairment charges pertaining to assets in Syria and Libya. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor converts certain natural gas volumes to thousands of barrels of oil equivalent per day ("mboe/d") on the basis of one barrel ("bbl") for every six thousand cubic feet ("mcf") of natural gas. Any figure presented in mboe/d may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

6        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2012 and the report of the auditors thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2012 Annual Report. Copies of the 2012 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the meeting. The full text of the 2012 Annual Report is available on Suncor's web site at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

ELECTION OF DIRECTORS

Number of Directors. Suncor's articles stipulate there shall be not more than 15 nor fewer than 8 directors. There are currently 12 directors. In accordance with our by-laws, the Board of Directors of Suncor (the "Board" or "Board of Directors") has determined that 12 directors will be elected at the meeting. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nominees whose names appear on pages 8 to 13. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors. The Board has adopted a policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the Board's determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         7

The Persons Nominated for Election as Directors Are:

Mel E. Benson
64
Calgary, Alberta, Canada
Director from April 19, 2000 to present

Independent

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000, Mr. Benson retired from a major international oil company. Mr. Benson is an owner of Tenex Energy Inc. and a director of Winalta Inc. and Fort McKay Group of Companies, a community trust. He is also a director of Hull Child and Family Services, a non-profit organization.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	4 of 5	80%
Environment, Health, Safety and Sustainable Development	5 of 5	100%
Human Resources and Compensation	6 of 6	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Winalta Inc.
2012	973 069 024	(97.63%	)	23 630 075	(2.37%	)
2011	867 669 800	(80.96%	)	204 113 807	(19.04%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	17 548	55 319	72 867	2 383 480	Yes	4.4x
2011	17 548	47 231	64 779	1 903 207
2010	17 548	41 842	59 390	2 273 449

Options and Value of Options ($) (6)

2012	2011	2010

16 000	16 000	16 000
Nil	Nil	Nil

Total Value of Equity ($) (7)
2012	2011	2010

2 383 480	1 903 207	2 273 449

Dominic D`Alessandro
66
Toronto, Ontario, Canada
Director from November 12, 2009 to present

Independent

Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. and Canadian Imperial Bank of Commerce. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is an FCA, and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Audit	8 of 8	100%
Governance (Chair)	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Canadian Imperial Bank of Commerce
2012	989 780 353	(99.31%	)	6 916 497	(0.69%	)	CGI Group Inc.
2011	1 063 741 381	(99.25%	)	8 042 226	(0.75%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	10 000	31 886	41 886	1 370 091	Yes	2.5x
2011	10 000	22 483	32 483	954 351
2010	10 000	14 612	24 612	942 147

Options and Value of Options ($) (6): Nil

Total Value of Equity ($) (7)
2012	2011	2010

1 370 091	954 351	942 147

8        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

John T. Ferguson
71
Edmonton, Alberta, Canada
Director from November 10, 1995 to present

Independent

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd. and Strategy Summit Ltd. In addition, he is a member of the Order of Canada, an advisory member of the Canadian Institute for Advanced Research, Honorary Colonel – South Alberta Light Horse and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors (Chair)	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			None
2012	988 978 292	(99.23%	)	7 721 396	(0.77%	)
2011	1 063 574 471	(99.23%	)	8 209 136	(0.77%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	59 908	92 631	152 539	4 989 551	Yes	3.6x
2011	50 298	78 124	128 422	3 773 038
2010	49 483	65 903	115 386	4 416 976

Options and Value of Options ($) (6)

2012	2011	2010

52 000	68 000	84 000
534 000	672 400	1 541 360

Total Value of Equity ($) (7)
2012	2011	2010

5 523 551	4 445 438	5 958 336

W. Douglas Ford
69
Bonita Springs, Florida, USA
Director from April 29, 2004 to present

Independent

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals, Inc. He is also a member of the board of trustees of the University of Notre Dame.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Human Resources and Compensation	6 of 6	100%
Governance	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Air Products and Chemicals, Inc.
2012	971 268 147	(97.45%	)	25 430 951	(2.55%	)	USG Corporation
2011	1 046 494 947	(97.64%	)	25 288 660	(2.36%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	Nil	66 523	66 523	2 175 967	Yes	4.0x
2011	Nil	56 798	56 798	1 668 725
2010	Nil	48 500	48 500	1 856 580

Options and Value of Options ($) (6)

2012	2011	2010

40 000	40 000	40 000
336 880	256 960	470 560

Total Value of Equity ($) (7)
2012	2011	2010

2 512 847	1 925 685	2 327 140

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         9

Paul Haseldonckx
64
Essen, Germany
Director from July 24, 2002 to present (9)

Independent

Paul Haseldonckx was a member of the management board of Veba Oel AG, Germany's largest downstream company, including Aral AG gas stations in Europe. Mr. Haseldonckx represented Veba's interests at the board of the Cerro Negro joint venture, an in situ oil sands development including an upgrader, during the construction and early production phase. Mr. Haseldonckx holds a Master of Science and completed Executive Programs at INSEAD, Fontainebleau and IMD, Lausanne.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Audit	8 of 8	100%
Environment, Health, Safety and Sustainable Development (Chair)	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			None
2012	990 141 986	(99.34%	)	6 555 065	(0.66%	)
2011	1 064 291 436	(99.30%	)	7 492 025	(0.70%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares, DSUs and RSUs (3)	Total Value of Common Shares DSUs and RSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs and RSUs (2)			Meets Target	Current Status

2012	12 154	27 204	39 358	1 287 400	Yes	2.4x
2011	12 103	20 933	33 036	970 598
2010	12 060	15 895	27 955	1 070 117

Options and Value of Options ($) (6): Nil

Total Value of Equity ($) (7)
2012	2011	2010

1 287 400	970 598	1 070 117

John R. Huff
66
Houston, Texas, USA
Director from January 30, 1998 to present

Independent

John Huff is chairman of Oceaneering International Inc., an oilfield services company. He also serves as director of KBR Inc. and as a director of Hi Crush Partners LP.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	4 of 5	80%
Environment, Health, Safety and Sustainable Development	5 of 5	100%
Human Resources and Compensation	6 of 6	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			KBR Inc.
2012	973 365 937	(97.66%	)	23 333 601	(2.34%	)	Oceaneering International Inc.
2011	1 045 905 049	(97.59%	)	25 878 558	(2.41%	)	Hi Crush Partners LP

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	43 107	90 293	133 400	4 363 514	Yes	8.1x
2011	43 058	80 240	123 298	3 622 495
2010	43 018	71 666	114 684	4 390 104

Options and Value of Options ($) (6)

2012	2011	2010

48 000	64 000	80 000
534 000	672 400	1 541 360

Total Value of Equity ($) (7)
2012	2011	2010

4 897 514	4 294 895	5 931 464

10        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Jacques Lamarre
69
Montreal, Quebec, Canada
Director from November 12, 2009 to present

Independent

Jacques Lamarre is a strategic advisor to the law firm Heenan Blaikie LLP. He was the president and chief executive officer of SNC-Lavalin from 1996 to 2009. Mr. Lamarre is an Officer of the Order of Canada and a founding member and past chair of the Commonwealth Business Council. He is also past chair of the board of directors of the Conference Board of Canada and a founding member of the World Economic Forum's Governors for Engineering & Construction. Currently, he serves as director of the Royal Bank of Canada, PPP Canada Inc. and the Canadian Institute for Advanced Research, and as a member of the Engineering Institute of Canada, Engineers Canada and the Ordre des ingénieurs du Québec. Mr. Lamarre holds a Bachelor of Arts and a Bachelor of Arts and Science in Civil Engineering from Université Laval in Quebec City. He also completed Harvard University's Executive Development Program. In addition, Mr. Lamarre holds honorary doctorates from the University of Waterloo, the University of Moncton and Université Laval. Mr. Lamarre is also a director of the Institute of Corporate Directors – Quebec Chapter.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Audit (8)	5 of 5	100%
Environment, Health, Safety and Sustainable Development	5 of 5	100%
Human Resources and Compensation (8)	3 of 3	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Royal Bank of Canada
2012	975 488 859	(97.87%	)	21 210 241	(2.13%	)
2011	1 046 748 022	(97.66%	)	25 035 584	(2.34%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	11 280	31 535	42 815	1 400 479	Yes	2.6x
2011	11 280	22 297	33 577	986 492
2010	6 280	14 490	20 770	795 076

Options and Value of Options ($) (6): Nil

Total Value of Equity ($) (7)
2012	2011	2010

1 400 479	986 492	795 076

Maureen McCaw
58
Edmonton, Alberta, Canada
Director from April 27, 2004 to present (9)

Independent

Maureen McCaw is past Executive Vice-President (Edmonton) of Leger Marketing, formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta and an Institute of Corporate Directors certification (ICD.D). In addition to being president of Tinnakilly Inc. and a managing partner at Prism Ventures, Maureen is a director of the Canadian Broadcasting Corporation (CBC), the Edmonton International Airport, as well as a member of the Alberta Securities Commission. Maureen also serves on a number of Alberta boards and advisory committees, including Women Building Futures, the Nature Conservancy of Canada (Alberta) and Royal Alexandra Hospital and is past chair of the Edmonton Chamber of Commerce.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Environment, Health, Safety and Sustainable Development	5 of 5	100%
Human Resources and Compensation	6 of 6	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			None
2012	974 157 776	(97.74%	)	22 539 074	(2.26%	)
2011	1 045 984 500	(97.59%	)	25 798 615	(2.41%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	7 820	40 742	48 562	1 588 463	Yes	2.9x
2011	7 750	32 844	40 594	1 192 652
2010	7 693	24 901	32 594	1 247 698

Options and Value of Options ($) (6): Nil

Total Value of Equity ($) (7)
2012	2011	2010

1 588 463	1 192 682	1 247 698

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         11

Michael W. O'Brien
68
Canmore, Alberta, Canada
Director from April 26, 2002 to present

Independent

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is lead director of Shaw Communications Inc. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change. He has previously served on the boards of Teresen Inc., Primewest Energy Inc. and CRA International.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Audit (Chair)	8 of 8	100%
Governance	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Shaw Communications Inc.
2012	989 687 813	(99.30%	)	7 011 926	(0.70%	)
2011	1 063 502 499	(99.23%	)	8 281 108	(0.77%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	26 808	50 863	77 671	2 540 618	Yes	4.7x
2011	26 808	44 216	71 024	2 086 685
2010	51 808	38 868	90 676	3 471 077

Options and Value of Options ($) (6)

2012	2011	2010

36 000	48 000	48 000
289 200	427 440	712 240

Total Value of Equity ($) (7)
2012	2011	2010

2 829 818	2 514 125	4 183 317

James W. Simpson
68
Calgary, Alberta, Canada
Director from July 28, 2004 to present (9)

Independent

James Simpson is past president of Chevron Canada Resources (oil and gas). He serves as lead director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past chairman of the Canadian Association of Petroleum Producers and past vice chairman of the Canadian Association of the World Petroleum Congresses.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Governance	5 of 5	100%
Human Resources and Compensation (Chair)	6 of 6	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Canadian Utilities Limited
2012	973 898 045	(97.71%	)	22 801 053	(2.29%	)
2011	1 045 965 732	(97.59%	)	25 817 875	(2.41%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	4 736	36 637	41 373	1 353 311	Yes	2.5x
2011	4 736	28 693	33 429	982 144
2010	4 736	22 047	26 783	1 025 253

Options and Value of Options ($) (6): Nil

Total Value of Equity ($) (7)
2012	2011	2010

1 353 311	982 144	1 025 253

12        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Eira M. Thomas
44
West Vancouver, British Columbia, Canada
Director from April 27, 2006 to present

Independent

Eira Thomas is a Canadian geologist with over twenty years of experience in the Canadian diamond business, including her previous roles as vice president of Aber Resources, now Harry Winston Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Currently, Ms. Thomas is a director of Lucara Diamond Corp., Dundee Precious Metals Inc. and Kaminak Gold Corporation. She also serves on the board of the Prospectors and Developers Association of Canada.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%
Audit	8 of 8	100%
Governance	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			Lucara Diamond Corp.
2012	991 373 989	(99.47%	)	5 322 862	(0.53%	)	Dundee Precious Metals Inc.
2011	961 224 202	(89.68%	)	110 559 404	(10.32%	)	Kaminak Gold Corporation

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	4 000	45 803	49 803	1 629 056	Yes	3.0x
2011	4 000	37 759	41 759	1 226 879
2010	4 000	31 064	35 064	1 342 250

Options and Value of Options ($) (6)

2012	2011	2010

24 000	24 000	24 000
Nil	Nil	Nil

Total Value of Equity ($) (7)
2012	2011	2010

1 629 056	1 226 879	1 342 250

Steven W. Williams
57
Calgary, Alberta, Canada
December 1, 2011 to present

Non-independent
Management

Steve Williams has served as the President of Suncor Energy Inc. since December 2011 and as Chief Executive Officer of Suncor Energy Inc. since May 2012. Mr. Williams is a fellow of the Institution of Chemical Engineers and is a member of the Institute of Directors. He is also co-chair of the Oil Sands Leadership Initiative (OSLI), one of 12 founding CEOs in Canada's Oil Sands Innovation Alliance (COSIA), a member of the Canadian Council of Chief Executives and a member of the Business Advisory Council, School of Business at the University of Alberta. In October 2010, he was appointed to the Alberta Government Oil and Gas Economics Advisory Council.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 5	100%

Annual General Meeting Voting Results							Other Public Company Boards

Year	Votes in Favour			Votes Withheld			None
2012	991 601 460	(99.49%	)	5 098 278	(0.51%	)

Securities Held
Share Ownership Target (5)
			Total Common Shares and DSUs (3)	Total Value of Common Shares and DSUs ($) (4)
Fiscal Year	Common Shares (1)	DSUs (2)			Meets Target	Current Status

2012	222 221	39 355	261 576	8 556 143	Yes	1.4x
2011	215 672	38 733	254 405	7 474 419
2010	31 940	13 399	45 339	1 740 111

Options and Value of Options ($) (6)

2012	2011	2010

1 316 000	964 400	944 000
5 089 100	3 911 700	11 998 400

Total Value of Equity ($) (7)
2012	2011	2010

13 645 243	11 386 119	13 738 511

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         13

(1)
Common shareholdings include the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31 of the year reported. Subsequent to December 31, 2012, Mr. Lamarre acquired an additional 16,720 Suncor common shares and Mr. Williams acquired an additional 100,000 Suncor common shares. As at February 22, 2013, there had been no other changes to the share ownership of the directors from December 31, 2012.

(2)
The numbers in this column reflect the deferred share units ("DSUs") granted to the directors and, in the case of Mr. Haseldonckx, also reflect restricted share units ("RSUs") held by Mr. Hasledonckx, being 4,114 RSUs in 2012, 4,050 RSUs in 2011 and 3,998 RSUs in 2010. DSUs and RSUs are not voting securities but are included in this table for information purposes and refer to the number of DSUs and RSUs for each director, excluding fractional amounts, as at December 31 of the year reported. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the "DSU Plan") and the closed Petro-Canada Deferred Share Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCCDSU Plan"). RSUs were granted pursuant to the closed Petro-Canada Restricted Share Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCRSU Plan"). See "Board of Directors Compensation – Equity Based Compensation" on page 19 and "Summary of Incentive Plans – Closed Plans" on page 63 of this management proxy circular.

(3)
Total number of Suncor common shares, DSUs, and in the case of Mr. Haseldonckx, RSUs, excluding fractional amounts, as at December 31 of the year reported.

(4)
Total value reflects the number of Suncor common shares, DSUs, and in the case of Mr. Haseldonckx, RSUs, held by the director as at December 31 of the year reported multiplied by the closing price on the Toronto Stock Exchange (the "TSX") of a Suncor common share on December 31 of the year reported (December 31, 2012 ($32.71), December 31, 2011 ($29.38) and December 31, 2010 ($38.28)).

(5)
Current status reflects the multiple of the share ownership target met by the director as at December 31, 2012. See "Board of Directors Compensation – Compensation Structure – Share Ownership Guidelines" on page 18 of this management proxy circular for non-employee directors and "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" on page 34 of this management proxy circular for further information.

(6)
Directors' options are not voting securities but have been included in this table for information purposes. Directors' options for non-employee directors include only options granted on or prior to December 31, 2008, as Suncor discontinued grants effective January 1, 2009 for non-employee directors. The number of options for each director is as at December 31 of the year reported. The value of options for a year reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31 for the year reported (December 31, 2012 ($32.71), December 31, 2011 ($29.38) and December 31, 2010 ($38.28)) and the exercise price of the option) of the options held as at December 31 of the year reported.

(7)
Total value reflects the value of all Suncor common shares, DSUs, RSUs and options held as at December 31 of the year reported calculated in accordance with footnotes (4) and (6).

(8)
Mr. Lamarre stepped down from the Human Resources and Compensation Committee and became a member of the Audit Committee in May 2012.

(9)
Mr. Haseldonckx, Ms. McCaw and Mr. Simpson served on the Petro-Canada Board of Directors as follows: Mr. Haseldonckx, July 24, 2002 to July 31, 2009; Ms. McCaw, April 27, 2004 to July 31, 2009; and Mr. Simpson, July 28, 2004 to July 31, 2009.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions. To our knowledge, no proposed director: (i) is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any entity (including Suncor) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the entity access to any exemption under securities legislation, for a period of more than 30 consecutive days, (b) was subject to a cease trade order or similar order or an order that denied the entity access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) is, or has been in the last ten years, a director or executive officer of any entity that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Ford, a current and proposed director of Suncor, who is currently a director of USG Corporation, which was in bankruptcy protection until June 2006, and who was also a director of United Airlines (until February 2006) which was in Chapter 11 bankruptcy protection until February 2006; (iii) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; or (iv) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

14        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

APPOINTMENT OF AUDITORS

Management and the Board propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2011 and 2012 are detailed below.

($ thousands)	2011	2012

Audit Fees	6 145	5 904
Audit-Related Fees	423	429
Tax Fees	50	50
All Other Fees	9	125

Total	6 627	6 508

The nature of each category of fees is described below.

Audit Fees. Audit Fees were paid for professional services rendered by the auditors for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-Related Fees were paid for professional services rendered by the auditors for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attest services not required by statute or regulation.

Tax Fees. Tax Fees for corporate tax filings and tax planning were paid in a foreign jurisdiction where Suncor has limited activity.

All Other Fees. All Other Fees were subscriptions to auditor-provided and supported tools.

All services described beside the captions "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act.

INCREASE IN COMMON SHARES RESERVED FOR ISSUANCE UNDER SUNCOR ENERGY INC. STOCK OPTION PLAN

As part of the merger with Petro-Canada, effective August 1, 2009, Suncor adopted the SOP, which provides for the grant of options to purchase Suncor common shares, as well as the grant of Stock Appreciation Rights ("SARs"). For further details relating to the SOP, see "Summary of Incentive Plans – Suncor Energy Stock Option Plan".

The purpose of the SOP is to align the interests of the officers, employees and, if designated by the Board, certain other persons providing services on an ongoing basis to Suncor and its subsidiaries with the profitability, growth and future success of Suncor by providing eligible plan participants with the opportunity to acquire an ownership interest in Suncor. The Board believes that the granting of options is an important part of Suncor's overall compensation program. As a long-term incentive, it also serves to ensure Suncor delivers market competitive compensation to plan participants and supports attracting and retaining talented employees in a competitive employment market.

When it was established, a maximum of 45,845,554 common shares were reserved for issuance under the SOP comprising common shares reserved for issuance under the pre-merger Suncor Energy Stock Option Plan and the pre-merger Petro-Canada Employee Stock Option Plan (the "PCSOP"). The Board of Directors has approved, subject to shareholder approval, an amendment to increase the total number of common shares reserved for issuance under the SOP by 23,000,000.

The purpose of the additional reservation is to ensure that a sufficient number of common shares remain reserved for issuance under the SOP to enable the Corporation to continue its current practice of granting options to eligible plan participants as a component of Suncor's long-term incentive program. The long-term incentive program, consisting of options and performance share units at the executive level and options and restricted share units at the senior manager level, aligns eligible participants' interests with shareholders by rewarding them for increases in Suncor's share price and for shareholder returns that exceed those of our peers.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         15

Shareholders are being requested to approve an increase in the number of common shares reserved for issuance under the SOP by 23,000,000. The following table sets forth the number of common shares which may be subject to awards granted under the SOP, both before and after the proposed amendment, as of February 22, 2013.

	Common Shares Subject to Outstanding Awards	Common Shares Available for Future Award Grants	Maximum Common Shares Subject to and Available for Award Grants

Currently Approved	28 793 457	2 992 682	31 786 139
Proposed Increase	N/A	23 000 000	23 000 000
Total	28 793 457	25 992 682	54 786 139
Percentage of Outstanding Common Shares	1.9%	1.7%	3.6%

This additional reservation has been conditionally approved by the TSX and must be approved by a majority of votes cast by shareholders at the meeting. Accordingly, at the meeting, shareholders will be asked to consider and, if deemed fit, to approve, by a simple majority of votes cast at the meeting, the following resolution:

"Resolved as an ordinary resolution of Suncor Energy Inc. (the "Corporation") that:

1.
The number of common shares of the Corporation reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan is increased by an additional 23,000,000 common shares; and

2.
Any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution."

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.

We hope you will carefully review the "Letter to Shareholders" beginning on page 22 and our "Compensation Discussion and Analysis" beginning on page 25 of this management proxy circular before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee (the "HR&CC") c/o the Corporate Secretary, Suncor Energy Inc. P.O. Box 2844, 150 - 6 th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our named executive officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2013 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities.

16        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

BOARD OF DIRECTORS COMPENSATION

The Board is composed of 11 non-employee directors, including the chairman of the Board, and Steven W. Williams, our President and Chief Executive Officer ("CEO"). Following the annual general meeting, and assuming that all directors are elected as contemplated in this management proxy circular, the Board will be composed of 11 non-employee directors and Steven W. Williams.

COMPENSATION PHILOSOPHY AND APPROACH

The compensation of non-employee directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to closely align non-employee directors' interests with shareholder interests. Non-employee director compensation is not incentive based. Steven W. Williams does not receive additional compensation for Board service.

The Governance Committee reviews Board compensation levels annually to ensure Suncor's approach to Board compensation is competitive at the median of the Suncor Compensation Peers, as such term is defined on page 33 of this management proxy circular, reflects best practice and takes into account governance trends.

Total compensation for non-employee directors consists of annual retainers, meeting fees and an annual equity award provided in the form of DSUs. The Governance Committee engages Towers Watson to benchmark non-employee director and Board chairman compensation, provide information and advice on director and Board chairman compensation governance and best practice trends. This information is used by the Governance Committee in determining the non-employee director and Board chairman compensation recommended annually to the full Board for approval.

COMPENSATION STRUCTURE

The North American energy peers, defined as the Suncor Compensation Peers, for benchmarking director compensation are the same companies used for benchmarking senior executive compensation for Suncor, as provided for on page 33 of this management proxy circular. Where Suncor ranks, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets, is also provided for on page 33 of this management proxy circular.

The compensation structure for the Board's members did not change from 2011 to 2012. The following table displays the compensation structure for 2012 for all non-employee directors, including the chairman of the Board.

Compensation Structure for Non-Employee Directors (Excluding Chairman of the Board)	($)

Retainer and Fees
Annual Retainer (1)	50 000
Annual Committee Chair Retainer:
Audit Committee	25 000
HR&CC	15 000
Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee and Governance Committee	10 000
Annual Committee Member Retainer:
Audit Committee	6 000
EHS&SD Committee, Governance Committee and HR&CC	5 000
Board Meeting Fee and Committee Meeting Fee	1 500
Travel within continental North America (Per Round Trip) (2)	1 500
Travel originating from outside continental North America (Per Round Trip) (3)	3 000
Annual Equity
Annual DSU target value (4)	180 000

Compensation Structure for Chairman of the Board (5)	($)

Retainer and Fees
Annual Retainer (1)	250 000
Travel within continental North America (Per Round Trip) (2)	1 500
Travel originating from outside continental North America (Per Round Trip) (3)	3 000
Annual Equity
Annual DSU target value (4)	280 000

(1)
Annual retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her fees in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer and meeting fees in DSUs until the share ownership guideline level has been met.

(2)
Provides for travel from principal residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from principal residence outside North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs to be awarded in 2012 was set by the Board at the beginning of 2012 based on target values for non-employee directors (other than the chairman of the Board) of $180,000 (which equalled 5,900 DSUs) and the chairman of the Board of $280,000 (which equalled 9,100 DSUs). DSUs are administered quarterly.

(5)
No other compensation was payable to the chairman of the Board for 2012.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         17

"As at February 22, 2013, all non-employee directors, including the chairman of the Board, met their share ownership guidelines."
Share Ownership Guidelines. One way non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholders is through share ownership. The Board has established share ownership guidelines for non-employee directors, which must be attained within five years of when they were first elected or appointed.

For 2012, each non-employee director was required to own Suncor common shares and DSUs with a market value of $540,000, and the chairman of the Board was required to own Suncor common shares and DSUs with a market value of $1,400,000. In the case of Mr. Haseldonckx, the RSUs granted to him under the PCRSU Plan are also counted towards this requirement. As at February 22, 2013, all non-employee directors, including the chairman of the Board, met their share ownership guidelines.

Share ownership guidelines are reviewed periodically based on survey data. The current share ownership guideline level was determined to be appropriate for 2013.

Committee Membership. The following table sets forth the current committee members, all of whom are non-employee directors.

Committee Members	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC

Mel E. Benson			✓	✓
Dominic D'Alessandro	✓	Chair
W. Douglas Ford		✓		✓
Paul Haseldonckx	✓		Chair
John R. Huff			✓	✓
Jacques Lamarre	✓		✓
Maureen McCaw			✓	✓
Michael W. O'Brien	Chair	✓
James W. Simpson		✓		Chair
Eira M. Thomas	✓	✓

TOTAL COMPENSATION

Total Compensation Summary. The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2012.

($)

Name (1)	Total Fees Paid	Share-Based Awards (2)	Total Compensation (3)

Mel E. Benson	87 167	185 776	272 943
Dominic D'Alessandro	97 333	185 776	283 108
John T. Ferguson	256 000	286 536	542 536
W. Douglas Ford	90 000	185 776	275 776
Paul Haseldonckx	101 833	185 776	287 609
John R. Huff	88 500	185 776	274 276
Jacques Lamarre	92 167	185 776	277 943
Brian F. MacNeill (4)	48 000	47 362	95 362
Maureen McCaw	90 000	185 776	275 776
Michael W. O'Brien	114 750	185 776	300 526
James W. Simpson	97 000	185 776	282 776
Eira M. Thomas	94 000	185 776	279 776

Total	1 256 750	2 191 658	3 448 408

(1)
Steven W. Williams, Suncor's President and CEO, and Richard L. George, Suncor's former CEO, did not receive compensation for serving as members of the Board. Please refer to page 54 of this management proxy circular for specifics of the compensation provided to Mr. Williams and Mr. George for the year ended December 31, 2012.

(2)
Share-based awards consist of DSUs, which are granted annually and administered quarterly. Grant date fair market value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($32.11, $29.27, $32.27, $32.30). DSUs cannot be redeemed by non-employee directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to Board members.

(4)
Mr. MacNeill retired as a member of the Board, Audit Committee and Governance Committee effective as of May 1, 2012.

18        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Fees Paid. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2012. Fees are paid quarterly.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid (1)	Fees Taken in DSUs	Fees Taken in Cash

Mel E. Benson	50 000	7 500	4 167	6 000	16 500	3 000	87 167	43 583	43 584
Dominic D'Alessandro	50 000	8 500	5 833	7 500	19 500	6 000	97 333	97 333	—
John T. Ferguson	250 000	—	—	—	—	6 000	256 000	128 000	128 000
W. Douglas Ford	50 000	10 000	—	7 500	16 500	6 000	90 000	90 000	—
Paul Haseldonckx	50 000	8 500	5 833	7 500	18 000	12 000	101 833	—	101 833
John R. Huff	50 000	10 000	—	6 000	16 500	6 000	88 500	88 500	—
Jacques Lamarre	50 000	10 667	—	7 500	18 000	6 000	92 167	92 167	—
Brian F. MacNeill (2)	25 000	3 000	5 000	4 500	9 000	1 500	48 000	—	48 000
Maureen McCaw	50 000	10 000	—	7 500	16 500	6 000	90 000	45 000	45 000
Michael W. O'Brien	50 000	5 000	29 750	7 500	19 500	3 000	114 750	—	114 750
James W. Simpson	50 000	5 000	15 000	7 500	16 500	3 000	97 000	48 500	48 500
Eira M. Thomas	50 000	11 000	—	7 500	19 500	6 000	94 000	47 000	47 000

Total	775 000	89 167	65 583	76 500	186 000	64 500	1 256 750	680 083	576 667

(1)
Amounts reflect aggregate value of fees paid in cash and/or DSUs.

(2)
Mr. MacNeill retired as a member of the Board, Audit Committee and Governance Committee effective as of May 1, 2012.

EQUITY BASED COMPENSATION

"DSUs are an important component of non-employee director compensation as they provide a stake in Suncor and promote greater alignment between directors and shareholders."
Annual DSU Grant. Non-employee directors participate in the Suncor Deferred Share Unit Plan (previously defined as the "DSU Plan"). When redeemed, each DSU pays the holder the then-current cash equivalent of the market price per share, as calculated in accordance with the DSU Plan. DSUs are an important component of non-employee director compensation as they provide a stake in Suncor and promote greater alignment between directors and shareholders.

Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation. The annual grant of DSUs is awarded in equal quarterly instalments. In 2012, non-employee directors, including the chairman of the Board, received an aggregate of 69,575 DSUs. Each non-employee director, other than the chairman, received 5,900 DSUs. The chairman of the Board received 9,100 DSUs.

For each new non-employee director, the DSU Plan provides for an additional grant equal to the annual grant for the year in which he or she is appointed to the Board. New non-employee directors, including a new chairman of the Board, who join after February of a calendar year, will receive a pro-rated annual DSU grant based on the date they join the Board.

Fees Paid in DSUs. Until the share ownership guidelines for non-employee directors are met (see page 18 of this management proxy circular for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for common shares, an additional number of DSUs, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs. DSUs will be redeemed when a non-employee director ceases to hold office, or on a date elected by that director prior to November 30 of the following calendar year. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following that year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a common share.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         19

Stock Options. In accordance with best practice guidelines, stock option grants to non-employee directors were discontinued after 2008. All stock options that were granted to directors through 2008 vested prior to January 1, 2012. No future stock option grants to non-employee directors are planned.

Director Equity Compensation Hedging. Pursuant to Suncor's policies, directors are not permitted to engage in short selling in Suncor common shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities of Suncor held by the director.

Option-Based and Share-Based Awards. The following table provides certain information about option-based and share-based awards outstanding for our non-employee directors as at December 31, 2012. For further details, including the exercise price and expiration date, of each option-based award held by our non-employee directors as at December 31, 2012, see Schedule A.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised 'in-the-money' options (1) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed (2) ($)

Mel E. Benson	16 000	—	1 809 484
Dominic D'Alessandro	—	—	1 042 991
John T. Ferguson	52 000	534 000	3 029 960
W. Douglas Ford	40 000	336 880	2 175 967
Paul Haseldonckx	—	—	889 843
John R. Huff	48 000	534 000	2 953 484
Jacques Lamarre	—	—	1 031 510
Brian F. MacNeill (3)	—	—	3 134 316
Maureen McCaw	—	—	1 332 671
Michael W. O'Brien	36 000	289 200	1 663 729
James W. Simpson	—	—	1 198 396
Eira M. Thomas	24 000	—	1 498 216

Total	216 000	1 694 080	21 760 567

(1)
The value of options reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2012 ($32.71) and the exercise price of the option) of the options.

(2)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan. For Messrs. Haseldonckx and MacNeill, includes RSUs issued under the closed PCRSU Plan. All share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Calculated based on the closing price on the TSX of a Suncor common share on December 31, 2012 ($32.71).

(3)
Mr. MacNeill retired as a member of the Board, Audit Committee and Governance Committee effective as of May 1, 2012.

Share-Based Awards – Value Vested or Earned During the Year. The following table provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2012.

Name	Share-based awards – Value vested during the year (1) ($)

Mel E. Benson	185 776
Dominic D'Alessandro	185 776
John T. Ferguson	286 536
W. Douglas Ford	185 776
Paul Haseldonckx	185 776
John R. Huff	185 776
Jacques Lamarre	185 776
Brian F. MacNeill (2)	47 362
Maureen McCaw	185 776
Michael W. O'Brien	185 776
James W. Simpson	185 776
Eira M. Thomas	185 776

Total	2 191 658

(1)
Includes DSUs issued under the DSU Plan, which are granted annually and administered quarterly. Grant date fair market value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($32.11, $29.27, $32.27, $32.30).

(2)
Mr. MacNeill retired as a member of the Board, Audit Committee and Governance Committee effective as of May 1, 2012.

20        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Director Value at Risk. The following table provides the aggregate equity holdings of our non-employee directors for the years ended December 31, 2011 and 2012 as well as the net change during 2012 and the total value at risk as at December 31, 2012.

	December 31, 2011			December 31, 2012			Net Change During 2012
	Shares	Share- based awards (1)	Options	Shares	Share- based awards (1)	Options	Shares	Share- based awards (1)	Options	Total value at risk (2)(3)(4) ($)

Mel E. Benson	17 548	47 231	16 000	17 548	55 319	16 000	—	8 088	—	2 383 480
Dominic D'Alessandro	10 000	22 483	—	10 000	31 886	—	—	9 403	—	1 370 091
John T. Ferguson	50 298	78 124	68 000	59 908	92 631	52 000	9 610	14 507	(16 000)	5 523 551
W. Douglas Ford	—	56 798	40 000	—	66 523	40 000	—	9 725	—	2 512 847
Paul Haseldonckx	12 103	16 883	—	12 154	27 204	—	51	10 321	—	1 287 400
John R. Huff	43 058	80 240	64 000	43 107	90 293	48 000	49	10 053	(16 000)	4 897 514
Jacques Lamarre	11 280	22 297	—	11 280	31 535	—	—	9 238	—	1 400 479
Maureen McCaw	7 750	32 844	—	7 820	40 742	—	70	7 898	—	1 588 463
Michael W. O'Brien	26 808	44 216	48 000	26 808	50 863	36 000	—	6 647	(12 000)	2 829 818
James W. Simpson	4 736	28 693	—	4 736	36 637	—	—	7 944	—	1 353 311
Eira M. Thomas	4 000	37 759	24 000	4 000	45 803	24 000	—	8 044	—	1 629 056

(1)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan and in the case of Mr. Haseldonckx, RSUs issued under the closed PCRSU Plan.

(2)
Value of shares, DSUs and RSUs is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2012 ($32.71).

(3)
Value of options reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2012 ($32.71) and the exercise price of the option) of the exercisable and non-exercisable options held as at December 31, 2012.

(4)
Table includes data for active directors as at December 31, 2012. Mr. MacNeill is not included in the table as he retired from the Board of Directors in May 2012.

Looking Ahead to 2013

The Governance Committee reviewed 2012 total compensation benchmark data provided by Towers Watson for the Suncor Compensation Peers and determined that no changes to non-employee director and chairman of the Board compensation levels would be recommended to the full Board for 2013. The Board approved maintaining total compensation at the current level for 2013.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         21

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

To Our Fellow Shareholders:

As the Chair of the Human Resources and Compensation Committee ("HR&CC") and Chairman of the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor"), we would like to take this opportunity to communicate with you about how we manage executive compensation at Suncor, and how our programs align with performance and Suncor's strategic direction.

Your Board is committed to delivering long-term shareholder value. This commitment is reflected in our structure as an integrated energy company, which takes advantage of an excellent resource position, complementary upstream and downstream assets, reliable operations and an excellent suite of growth projects to grow future value for shareholders.

Effective December 1, 2011, Mr. Steve Williams became our President and effective May 1, 2012, he was appointed Chief Executive Officer ("CEO") by the Board, following a robust succession plan. Mr. Williams' previous roles included Chief Operating Officer, Executive Vice President – Oil Sands and Chief Financial Officer.

Suncor's Market for Senior Executives

Suncor is a substantial company with global operations and multiple business units. We are the largest integrated energy company in Canada, by market capitalization, and the fourth largest in North America. The size and scope of Suncor requires us to attract and retain top executive talent. We compete for this talent with comparable energy companies across North America. To this end, we look to a group of similarly sized Canadian and U.S. energy companies when we assess competitive pay levels for our senior executive team. We also measure ourselves against a similar group of energy companies to benchmark relative shareholder returns under our performance share unit ("PSU") plan. Consistent with our pay philosophy, Suncor's performance directly impacts the ultimate pay realized by our senior executives.

Responsible Management of Executive Compensation: Key Changes in 2012

Suncor has an enduring pay-for-performance philosophy that underpins the design of our programs and is directly reflected in the proportion of at risk mid- and long-term incentives provided to our executives in total direct compensation. In 2012, we made some important changes to our compensation programs.

Since we are a capital intensive business, it is vitally important that we efficiently manage our assets. In 2012, we added return on capital employed to our annual incentive plan as a corporate measure, in addition to our existing cash flow from operations measure.

We provide 50% of our long-term incentive award in PSUs and 50% in stock options to our executives. This performance-oriented structure strongly ties executives' incentives to Suncor's results and returns to our shareholders, as our executives only have the opportunity to realize value when our shareholders do as well.

In 2013, we refined the design of our PSU program for grants beginning in 2013 to ensure that the current peer group continues to contain comparable organizations and to simplify the way we measure performance. Relative performance remains the focus of our PSU program – payouts continue to range from 0% to 200% of target and there is a minimum company rank threshold that must be achieved based on relative shareholder return performance for any of the PSUs to vest.

From a governance perspective, we implemented a claw back policy that is consistent with the types of claw back policies that have been adopted by certain other large Canadian issuers. We continue to monitor market, legal and regulatory practices in this area and anticipate further development of the policy in the future.

22        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Supporting Strong Performance

Suncor's senior executive compensation program is designed to support and reinforce: safe, reliable operations; environmentally and socially responsible practices; profitable growth; and the attraction and retention of skilled employees.

In 2012, Suncor demonstrated strong performance in some key operational excellence areas and in shareholder return. The charts below display Suncor's continued improvement in an important safety measure, Recordable Injury Frequency, compared to Canadian Association of Petroleum Producers ("CAPP") industry data; and Suncor's 2012 total shareholder return ("TSR") compared to our peer group used for benchmarking senior executive compensation and to two market indices.

Our continued focus on operational excellence and profitable growth resulted in a 13% TSR in 2012, including an 18% increase in our dividend in the second quarter of 2012. Our 2012 TSR was better than over 75 percent of our peer group used for benchmarking compensation.

2012 President and CEO Pay Outcomes

Consistent with our protocol for promotions, we increased Mr. Williams' salary and incentive opportunity with his appointment as CEO. In 2012, his total direct compensation (which includes actual salary + actual bonus + annual mid- to long-term incentive awards) was $10.2 million, which was approximately 90% of Suncor's 2012 total direct compensation structure for the President and CEO (the structure is targeted at the median of our North American energy company peer group). We expect his compensation opportunity will increase over time with demonstrated experience and continued results in his role. In addition, his actual pay in any year will vary above or below target depending on company and individual performance.

Close to 90% of the President and CEO's 2012 total direct compensation varied with performance and almost 70% was provided in the form of mid- to long-term incentives, tying a substantial portion of the President and CEO's compensation to shareholder value.

Long Term Pay and Performance Alignment

Over the period of 2008 to 2012, aggregate realizable total direct compensation of our Named Executive Officers ("NEOs") was approximately 21% lower than the value reported in the summary compensation table over the same period. For example, one of the three annual PSU awards with a three year performance period granted within the 2008 to 2012 time-frame did not generate a payout due to underperformance relative to our peer group. As well, the majority of outstanding stock options granted over this period held by the NEOs have yet to deliver value.

While the NEOs have realized increasing short-term incentive compensation from improving operational performance, the aggregate realizable value of annual mid- to long-term incentive compensation is 33% below the expected value for the 2008 to 2012 period. The realizable value of the annual mid- and long-term incentive compensation is in line with Suncor's share price performance over this period and demonstrates Suncor's pay-for-performance philosophy and alignment with shareholder interests.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         23

Closing

Your Board, with the support of the HR&CC, is committed to ensuring that Suncor's senior executive compensation is aligned with shareholder interests and enables Suncor's long-term competitiveness. We firmly believe the improving year over year operational results will ultimately deliver shareholder value.

The compensation structure in place for Suncor's senior executives fits our industry, and is appropriately linked to our strategy to build long-term shareholder value. We have always welcomed shareholder feedback on Suncor's business operations, policies and practices, including executive compensation, and we welcome your feedback.

Sincerely,

James Simpson Chair of the Human Resources & Compensation Committee	John Ferguson Chairman of the Board

24        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

2012 NAMED EXECUTIVE OFFICERS

The persons (the "NEOs" or "Named Executive Officers") who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:

STEVEN W. WILLIAMS (1)	S.W. WILLIAMS	PRESIDENT AND CHIEF EXECUTIVE OFFICER
RICHARD L. GEORGE (2)	R.L. GEORGE	FORMER CHIEF EXECUTIVE OFFICER
BART W. DEMOSKY	B.W. DEMOSKY	CHIEF FINANCIAL OFFICER (3)
BORIS J. JACKMAN	B.J. JACKMAN	EXECUTIVE VICE PRESIDENT, REFINING AND MARKETING
MARK S. LITTLE	M.S. LITTLE	EXECUTIVE VICE PRESIDENT, OIL SANDS AND IN SITU
STEPHEN D.L. REYNISH	S.D.L. REYNISH	EXECUTIVE VICE PRESIDENT, OIL SANDS VENTURES
(1)
Mr. Williams was President and Chief Operating Officer ("COO") until April 30, 2012 and President and Chief Executive Officer from May 1, 2012.

(2)
Mr. George was Chief Executive Officer until he stepped down from his role on May 1, 2012. Mr. George retired from Suncor on July 31, 2012.

(3)
For purposes of the Suncor executive compensation structure, Chief Financial Officer is currently equivalent to the Senior Vice President level.

PAY AND PERFORMANCE AT SUNCOR – HIGHLIGHTS

Suncor's executive compensation programs are designed to reward executives for delivering results and building sustainable shareholder value. Our programs align the interests of our executives with shareholders by tying pay outcomes to our short-, medium-, and long-term performance. Our business is linked to the commodity cycle with significant and long-term capital needs, and requires focus on profitable growth that is achieved through reliable operations conducted in a safe and environmentally and socially responsible way.

The following information is intended to provide a quick reference to some key points regarding pay and performance at Suncor.

Our Size and Scope

Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures. Suncor is the largest energy company in Canada, by market capitalization, and the fourth largest in North America. Our capital expenditures of over $6 billion per year are larger than the size of most Canadian companies. Because of scale and complexity, our market for skilled executives needs to consider organizations outside of Canada and therefore we look to a broad North American group of energy companies, which comprise the Suncor Compensation Peers (as defined on page 33 of this management proxy circular).

Although we are larger than most of our peers, we target pay at the median of the group and measure performance relative to a similar group of North American energy companies. The table to the right provides Suncor's ranking as compared to the Suncor Compensation Peers, in terms of revenues, assets and market capitalization.

(1)  Percentile rank for Revenues is based on results reported for the nine months ended September 30, 2012 and for Assets is based on results reported as of September 30, 2012. Where applicable, results are converted to Canadian dollars based on the exchange rate on September 30, 2012.

(2) Percentile rank for Market Capitalization is based on results reported as of December 31, 2012. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2012.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         25

How We Look at Performance

We look at performance from a number of perspectives with the intention of aligning short-term financial and operational metrics with long-term shareholder value creation:

Financial Results	Operational Excellence	Leadership	Shareholder Value

Cash flow from operations Return on capital employed	Safety Environment Reliability People	Individual performance, which includes the successful execution of operational and capital plans	Relative total shareholder return ("TSR") in our performance share units ("PSUs") Absolute share price appreciation through stock options

How Total Direct Compensation is Delivered

Our mix of total direct compensation programs is designed to provide competitive pay and align our executives with performance objectives over short-, medium-, and long-term time periods.

Component	Performance Orientation	Time Frame

Salary (14-30% of compensation)	Reflects the market value of the position as benchmarked against the Suncor Compensation Peers Salary increases reflect performance demonstrated in the job	Reviewed periodically Annual reviews and adjustments

Annual Incentive (17-18% of compensation)	Aligned with financial and operational performance objectives Reflects corporate, business unit and individual performance	Annual performance

PSUs (26-35% of compensation)
Rewards absolute and relative share price performance
	Fully at-risk with a 0% to 200% of target payout range (3 of 7 awards in last 7 years resulted in no payout as performance conditions were not met)	Three-year rolling performance cycles

Stock Options (26-35% of compensation)	Rewards absolute share price performance Only delivers value if our share price appreciates (as at December 31, 2012, 2 of 7 most recent annual grants are "in-the-money")	Seven-year term Vests over three years

Pay Alignment to Total Shareholder Return

We have a long standing pay-for-performance philosophy which is reflected in the design of our programs. A significant portion of the President and CEO's total direct actual compensation is variable and is linked to Suncor's performance, including financial results and stock performance. We look at the alignment of our pay programs with performance over short- and mid- to long-term periods, to ensure that our short-term actions lead to long-term increases in shareholder value.

In reviewing the alignment of our pay programs relative to performance, we look at two different pay perspectives, Pay Opportunity and Realizable Pay:

Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table
Includes salary, annual incentive award and the estimated grant date values of PSUs and stock option awards
Does not reflect the impact of share price on the ultimate value received through equity awards nor the actual number of PSUs earned which can be from 0% to 200%
Dynamic number that captures the current value of outstanding equity awards
Includes salary, annual incentive award, and the current accrued value of outstanding stock options and PSUs
The values ultimately received could be quite different depending on future performance

Based on available data and certain assumptions, the charts below indicate the alignment between Suncor's President and CEO pay over the past three years (1) and TSR over one and three years for Pay Opportunity and Realizable Pay (which terms are described in the table directly above) relative to the CEOs of the Suncor Compensation Peers. This is due to a significant amount

26        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

of pay being tied to performance, particularly to absolute share price, resulting in no value to date for 2 of 3 recent stock option grants, and relative TSR resulting in PSUs vesting close to target.

(1)
The charts reflect an average of Mr. George's total direct compensation for the years ended December 31, 2010 and 2011 and Mr. Williams' total direct compensation for the year ended December 31, 2012.

(2)
Data used for the Pay Opportunity chart is 2009 to 2011 for peer companies (latest management proxy circular disclosure data available) and 2010 to 2012 for Suncor.

(3)
Data used for the Realizable Pay chart is 2010 to 2012. For peer companies, it includes data from SEDI disclosure, where available, 2011 salaries aged (increased) by 4% and estimated 2012 bonuses based on 2012 estimated salaries times the 2011 actual bonus payment percentage.

(4)
Total Shareholder Return ranking based on average 1 year and 3 year TSR.

President and CEO Pay Multiple of Median Peer Group Pay

We also look at the pay opportunity for the President and CEO as a multiple of the median pay opportunity of Suncor Compensation Peers. The 2012 pay opportunity for the President and CEO compared to the 2011 pay opportunity for our peer group (most current data available) is just under a multiple of one (.99), reinforcing the market competitive position of pay relative to our peers.

President and CEO Pay at a Glance

On May 1, 2012, Mr. Williams became Suncor's CEO. His 2012 pay was adjusted in line with his appointment and in reference to pay levels among the Suncor Compensation Peers. As displayed in the corresponding graph, his 2012 total direct compensation was positioned at approximately 90% of our benchmarked total direct compensation structure. Through our succession planning process, we have managed a smooth transition process which benefits the organization in numerous ways, including continuity, and eliminates the additional costs that can be associated with recruiting an experienced external candidate.

Pay Programs Are Supported By Key Governance Practices

Some key practices include:

•
Share ownership guidelines – market competitive guidelines that range from 5 × salary for the President and CEO to 2 × salary for senior vice presidents. See "Our Approach to Executive Compensation – Executive Share Ownership Guidelines" on page 34 of this management proxy circular.

•
Post-employment hold periods for the CEO – a market leading approach where the President and CEO must maintain his share ownership requirement level through the first year following retirement. See "Our Approach to Executive Compensation – Executive Share Ownership Guidelines" on page 34 of this management proxy circular.

•
Claw back policy – a claw back policy was implemented in 2012 (the "Claw Back Policy"). See "Compensation Governance – Managing Compensation Risk – Key Mitigating Features" on page 31 of this management proxy circular.

•
Compensation risk assessment framework – a comprehensive compensation risk assessment was conducted in 2011, which included a detailed 22 element risk framework that is reviewed annually. See "Compensation Governance – Managing Compensation Risk" on page 30 of this management proxy circular.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         27

•
Employment and change of control agreements – the termination provisions contained in this agreement for our new President and CEO reflect a 24 month notice period. In addition, all stock option and PSU grants made beginning in 2012 have double trigger vesting, requiring both a change of control and termination of the executive. See "Termination Agreements and Change of Control Arrangements" on page 58 of this management proxy circular.

•
Supplemental executive retirement plan ("SERP") – our SERP design helps us attract skilled executives and retain them during periods of challenging share price performance. This is balanced by features that limit the pension, including restricted participation, a five year vesting period, and limits or caps. See "Compensation Disclosure of Named Executive Officers – Suncor Retirement Arrangements" on page 56 of this management proxy circular.

•
Annual incentive and PSU plan (the "PSU Plan") performance thresholds – key incentive plans include threshold performance levels for payouts.

•
Deferral of Annual Incentive – Suncor has an annual incentive deferral program that allows executives to take a portion or all of their AIP payment in DSUs. See "Compensation Governance – Managing Compensation Risk – Key Risk Mitigating Features" on page 31 of this management proxy circular.

COMPENSATION PHILOSOPHY

Our executive compensation policies and programs support Suncor's strategic growth and operational excellence goals, which are focused on increasing shareholder value through reliable operations, safety and environmental excellence, sustained performance and profitable growth.

Our philosophy is to compensate executives:

•
based on performance achieved, measured against challenging goals;

•
competitively with the Suncor Compensation Peers; and

•
with a mix of fixed and variable performance based compensation that enables Suncor to attract, engage and retain talented executives who have the capability to effectively manage Suncor's operations, assets and financial results in order to build and sustain long-term shareholder value.

Our compensation programs are competitive, designed around pay-for-performance objectives and are responsive to market changes. Actual rewards under short-, mid- and long-term programs are directly linked to Suncor's business results and increased shareholder value.

COMPENSATION GOVERNANCE

Board of Directors

The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule C attached to this management proxy circular.

Human Resources & Compensation Committee

Central to the role of the HR&CC is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the HR&CC include assisting the Board annually by:

•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the President and CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the President and CEO against approved goals and criteria, and recommending to the Board the total compensation for the President and CEO in light of the evaluation of the President and CEO's performance;

•
reviewing the President and CEO's evaluation of the other senior executives' performance and recommendations for total compensation of these senior executives;

•
reviewing the succession planning process and results for senior executives;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•
reviewing executive compensation disclosure and recommending it to the Board for approval before Suncor publicly discloses this information.

28        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: James W. Simpson (chair), Mel E. Benson, W. Douglas Ford, John R. Huff and Maureen McCaw.

The HR&CC members have experience in top leadership roles (three of five in CEO roles), strong knowledge of the energy industry (four of five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on the HR&CC committee member experience and skills is provided in the inventory of Board member capabilities and competencies on page 11 of Schedule C attached to this management proxy circular.

HR&CC Work in 2012

The following summarizes HR&CC work highlights in 2012.

Executive Compensation

•
Reviewed and approved the 2011 annual incentive plan ("AIP") performance results and recommended the payout fund to the Board for approval;

•
Reviewed and approved the performance measures, targets, ranges and thresholds for the 2012 AIP;

•
Reviewed a Look Back Total Take analysis as at December 31, 2011 for Mr. George. See "Compensation of the Named Executive Officers – President and CEO Look Back" on page 52 of this management proxy circular;

•
Reviewed the 2011 performance of Messrs. George and Williams and developed 2012 compensation recommendations for Messrs. George and Williams for review and approval by the Board;

•
Reviewed performance results under the 2009 PSU grant and approved the vesting level and payout;

•
Reviewed current benchmark data for executives and approved the executive compensation structure for 2013;

•
Reviewed and approved equity plan amendments pertaining to grant price determination and ending of the limited appreciation rights ("LARs") program effective with 2013 equity grants;

•
Reviewed senior executive termination agreements and NEO termination obligations; and

•
Reviewed Mr. George's perquisites and approved a move to a perquisite allowance for Mr. Williams effective with his appointment as CEO.

Major Human Resources Programs

•
Conducted an annual review of management development and succession plans for the President and CEO and other senior executives;

•
Reviewed and recommended to the Board for approval the amendment of the SERP to place additional limits on the SERP pension;

•
Recommended jointly with the Governance Committee that the Board adopt a claw back policy for implementation in 2012. See "Managing Compensation Risk – Key Risk Mitigating Features" on page 31 of this management proxy circular;

•
Conducted an annual compensation program risk assessment using the Towers Watson Risk Framework (as defined herein). See "Managing Compensation Risk – Oversight Procedures" on page 30 of this management proxy circular;

•
Reviewed and approved the PSU peer group for the 2013 PSU grant and an amendment to the performance vesting design from percentile rank to company rank. See "Summary of Incentive Plans – Performance Share Unit Plan" on page 61 of this management proxy circular; and

•
Reviewed the current share reserve status and prepared for making a recommendation to the Board in early 2013 to request shareholders approve an increase in the share reserve for the stock option grants at the 2013 annual general meeting.

Executive Compensation Consultants

Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. Towers Watson has protocols in place to ensure that they are in a position to provide independent advice.

Meridian Compensation Partners ("Meridian") is retained by the HR&CC as its independent advisor.

Towers Watson was originally retained in February 2006 and Meridian was originally retained in February 2010.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         29

Towers Watson provides the HR&CC consulting support and information in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting a risk assessment of Suncor's compensation policies and programs.

Meridian's role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and Towers Watson. As the HR&CC's independent advisor, Meridian:

•
provides compensation advice and perspective to the HR&CC;

•
validates or challenges proposals, recommendations and the decision process followed; and

•
helps develop proposals and information for the HR&CC as needed.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our compensation consultants. During 2012, Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Executive Compensation-Related Fees

Executive compensation-related fees paid by Suncor in 2011 and 2012 to Towers Watson and to Meridian are displayed in the table below.

Executive Compensation Consultant	Fees Paid related to 2011 ($)	Fees Paid related to 2012 ($)

Towers Watson	234 544	235 907
Meridian	31 774	21 458

All Other Fees

In addition to the fees disclosed above, Towers Watson assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to Towers Watson for the foregoing services were $1,159,223 in 2011 and $802,918 in 2012, which included all fees payable to Towers Watson by Suncor not included under executive compensation-related fees in 2011 and 2012, respectively. Other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2011 and 2012.

The HR&CC pre-approves all material executive compensation-related fees paid to Towers Watson or Meridian. The Board does not pre-approve services provided by Towers Watson that do not relate to executive compensation-related services.

Managing Compensation Risk

Suncor's executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, Suncor structures compensation plans and programs and has guidelines and policies to limit excessive risk.

Oversight Procedures

•
Suncor's strategic multi-year plan approved by the Board is believed to balance investment risk and reward, and assesses company and industry risks in advance to support planning, risk management and decision making.

•
As part of its governance, the Board has also overseen the development by management of Suncor's Enterprise Risk Management Program ("ERMP"). ERMP includes an entity-wide approach to risk identification, assessment, monitoring and management. In addition, the Audit Committee oversaw Suncor's adoption of a Trading Risk Management Policy. See page 3 of Schedule C to this management proxy circular.

30        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

•
In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk-taking that could affect compensation.
"The HR&CC reviewed Suncor's compensation programs in 2012 using a 22 element Risk Framework and confirmed that Suncor's compensation policies and programs do not encourage excessive risk that is reasonably likely to have a material adverse effect on Suncor."	• During 2011, the HR&CC engaged Towers Watson to assist in developing and implementing a 22 element compensation risk framework (the "Risk Framework") for Suncor. The Risk Framework was designed to assist the HR&CC in assessing Suncor's compensation policies and programs to determine whether any components could encourage unacceptable excessive risk taking. The elements of the framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics and governance. In connection with the development of the Risk Framework, Towers Watson met with members of the Board and senior management to understand Suncor's risk culture and risk profile, the interaction between material risks and compensation policies and programs and reviewed documentation from the ERMP and all compensation plans.
•
The HR&CC uses the Risk Framework on an annual basis to take account of any significant shifts in Suncor's business strategies or compensation policies and programs. The HR&CC reviewed Suncor's compensation programs in 2012 using the Risk Framework and confirmed that Suncor's compensation policies and programs do not encourage excessive risk that is reasonably likely to have a material adverse effect on Suncor.

Key Risk Mitigating Features

    Plan and Program Design

•
Total direct compensation for executives provides an appropriate balance between base salary and variable performance based compensation. For our Named Executive Officers, emphasis is not focused on one compensation component, but is spread across short-, mid- and long-term programs to support and balance sustained short-term performance and long-term profitable growth.

•
For our NEOs, typically 70% or more of their target total direct compensation is variable based on company, business unit and individual performance and the remaining 30% or less is base salary. Of the 70% or more of variable compensation, approximately 75% or more is mid- and long-term focused and approximately 25% or less is short-term focused. The weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance. More information on the pay mix for executives is provided on page 35 of this management proxy circular.

•
The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced, diversified mix of performance measures. The performance measures include both financial and operational targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). The targets, results and payouts are stress-tested and reviewed by the HR&CC.

•
The funds available to provide annual cash payouts under the AIP are determined based on a scorecard for each business unit with consistent measurement across areas critical to Suncor's success. The performance measurement areas are personal and process safety, environment, reliability and people.

•
A threshold for payouts under the plan is established each year based on a minimum cash flow level requirement. Payouts under the plan are capped at 220% of target. The use of a number of key performance measurement areas and a threshold performance level that must be achieved for payouts under the AIP diversifies the risk under any one performance area.

•
Stock options vest over three years and have a seven year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•
Our mid-term PSU Plan rewards relative TSR performance over three years versus our PSU peer group of companies, as described on page 61 of this management proxy circular. The three year performance period deters short-term focused

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         31

  decision making. There is no payout if relative TSR performance is in the bottom quartile, with a cap of 200% of target for relative TSR performance at the very top of the peer group and a sliding scale in between.

•
Under the DSU Plan, executives may elect annually to allocate either 50% or 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. For the 2012 performance period, 11 executives elected to take either 50% or all of their AIP payment in DSUs.

    Policy & Guidelines

•
Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

•
Stock options and PSUs are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout.

•
Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial ownership level in the Corporation assists in aligning executive interests with those of shareholders. The share ownership guidelines for executive officers are found on page 34 of this management proxy circular and range from 2 × salary for senior vice presidents to 5 × salary for the President and CEO. In addition, there is a further requirement for the President and CEO to maintain his share ownership requirement level through the first year following retirement.

•
The HR&CC and the Board provide strong oversight of the management of Suncor's compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, and have used the discretion to reduce or increase payouts under certain programs in the past.

•
After completing the compensation risk assessment under the Risk Framework in 2011, the HR&CC recommended development of the broader Claw Back Policy for Suncor, which was adopted by the Board of Directors in 2012.

  Pursuant to the Claw Back Policy, the Board may require that the NEOs and certain other key executive officers return incentive compensation paid to them if the financial results upon which the awards were based are materially restated due to intentional misconduct or fraud of the executive officer.

  In situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation's financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial statements been properly reported, then the Board of Directors may, to the extent permitted by applicable laws and to the extent it determines that it is in the Corporation's best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Corporation's annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Conclusion

Given the oversight procedures and the key risk mitigation features of Suncor's compensation policies and programs described above, Suncor believes that it would be difficult for anyone in management acting alone, or acting as a group, to make "self-interested" decisions for immediate short-term gains that could have a material impact on the organization's financial or share price performance.

Executive Equity Compensation Hedging

Pursuant to Suncor's policies, executives are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an executive.

OUR APPROACH TO EXECUTIVE COMPENSATION

Pay-for-Performance  Philosophy.    Suncor maintains a strong pay-for-performance philosophy. Our philosophy is demonstrated in the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied to our strategic business objectives. A significant portion of the total direct compensation of our senior

32        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

executives is provided in variable performance based pay designed to reward superior business performance and increasing shareholder returns. This approach ensures alignment with shareholder interests and reinforces our pay-for-performance philosophy. For our senior executives, the incentive based pay is designed to reward successful short-, medium- and long-term performance in key business areas such as safety, environment, operating reliability, people, cash flow from operations and shareholder return, all of which enable the performance results and returns that are important to our shareholders.

Finding The Right Balance.    To deliver sustained and profitable long-term performance, it is essential that we attract, engage and retain talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, we design our programs to provide an attractive and competitive total compensation opportunity. We believe we provide the right balance in our overall rewards program to achieve this through "total direct compensation", consisting of salary, annual incentive and annual mid- and long-term equity based incentives, and "indirect compensation", consisting of benefits and retirement-related programs. These programs are complimented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace.    As the largest integrated energy company in Canada and fourth largest public energy company in North America by market capitalization, Suncor's size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means that we need to look beyond Canadian energy companies and include US energy companies in our peer group in order to capture a sufficient number of companies of comparable size and complexity.

The peer group used to benchmark compensation levels for Suncor's senior executives in 2012, including the NEOs identified on page 25 of this management proxy circular, is approved by the HR&CC. The peer group is regularly reviewed by the committee and includes companies that are energy sector specific, have similar attributes to Suncor in terms of scope and complexity, and represent our market for executive talent.

Our peer group is comprised of 18 North American based energy companies and provides a robust sample to ensure that swings in compensation data in a single company do not unduly influence benchmark data. In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our labour market. In the U.S., where there are more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

For our senior executives in 2012, including the NEOs, annual total direct compensation is targeted at the median of the companies (the "Suncor Compensation Peers") identified in the table below. The same peer group is used for benchmarking director compensation. As noted below, Suncor ranks as one of the largest companies, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets.

Canada	U.S.

Canadian Natural Resources Ltd.	Anadarko Petroleum Corporation
Cenovus Energy Inc.	Apache Corporation
Enbridge Inc.	Chesapeake Energy Corporation
Encana Corporation	Chevron Corporation
Husky Energy Inc.	ConocoPhillips
Imperial Oil Ltd.	Devon Energy Corporation
Nexen Inc.	EOG Resources Inc.
Talisman Energy Inc.	Hess Corporation
TransCanada Corporation	Marathon Oil Corporation

Category	Suncor Percentile Rank

Revenues (1)	89 th
Market Capitalization (2)	89 th
Assets (1)	89 th
(1)
Percentile rank for Revenues is based on results reported for the nine months ended September 30, 2012 and for Assets is based on results reported as of September 30, 2012. Where applicable, results are converted to Canadian dollars based on the exchange rate on September 30, 2012.

(2)
Percentile rank for Market Capitalization is based on results reported as of December 31, 2012. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2012.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         33

A similar peer group of 18 companies is used in determining the relative TSR performance for our PSU grants as described beginning on page 61 of this management proxy circular. Fourteen companies are common to both benchmark groups. The difference in the peer groups reflects the specific purpose of each group (i.e. benchmarking of executive pay vs. comparing company shareholder return performance). We include only comparable North American upstream and integrated energy companies within the PSU peer group that have similar business strategies as evidenced by their share price characteristics and commodity price exposure.

Executive Share Ownership Guidelines

Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce this is by requiring Suncor executives to have personal holdings in Suncor common shares or share equivalents equal to a multiple of their annual base salary.

Introduced in April 1997, and reviewed periodically to ensure they are market competitive and align with good governance practice, these guidelines visibly align senior management's interests with those of Suncor's shareholders and are supported by competitive benchmark data.

2012 and 2013 Guidelines.    The share ownership guideline level is to be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level. Suncor common shares and DSUs count toward fulfillment of the guidelines. The guidelines for 2012 remain competitive at all executive levels with the Suncor Compensation Peers and no changes have been made for 2013.

As at December 31, 2012, all NEOs were in compliance with the share ownership guidelines, as outlined in the table below.

NEO	Share Ownership Guidelines	Current Requirement at December 31, 2012	Holdings (1) (#)		Holding Value (1) ($)	Multiple of Annual Salary held in Shares

			Shares	DSUs

S.W. WILLIAMS (2)	5 × annual salary	3 × annual salary	222 221	39 355	8 556 143	6.8 × annual salary
B.W. DEMOSKY (3)	2 × annual salary	1 × annual salary	10 950	6 057	556 283	1.1 × annual salary
B.J. JACKMAN (4)	3 × annual salary	2 × annual salary	5 950	139 606	4 761 139	6.3 × annual salary
M.S. LITTLE (4)	3 × annual salary	—	33 324	8 796	1 377 757	2.4 × annual salary
S.D.L. REYNISH (5)	3 × annual salary	—	2 371	7 316	316 847	0.6 × annual salary

(1)
The holdings shown in the table above for Shares and DSUs are rounded for display purposes. The holding value of these units is calculated based on the total holdings including the fractional units.

(2)
Mr. Williams was promoted to President and Chief Executive Officer on May 1, 2012. He must achieve his designated share ownership level by the end of 2017.

(3)
Mr. Demosky was promoted to Senior Vice President, Business Integration on March 3, 2008 and to Chief Financial Officer on August 1, 2009. He must achieve his designated share ownership level by the end of 2013 based on his promotion in 2008, as these positions hold the same share ownership requirement.

(4)
Share ownership guidelines were revised on January 1, 2010 for the Executive Vice President level. Messrs. Jackman and Little must achieve the designated share ownership level by the end of 2015.

(5)
Mr. Reynish commenced employment with Suncor on January 3, 2012. He must achieve his designated share ownership level by the end of 2017.

President and CEO Hold Requirement.    The President and CEO must maintain his share ownership level for one year following his retirement, which aligns with good governance practice. Mr. George retired on July 31, 2012 and he is in compliance with this requirement.

Total Direct Compensation Components: Base Salary + Annual Incentive Plan + Annual Mid- and Long-Term Incentives

Total direct compensation, made up of base salary, AIP and annual mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders. Suncor's pay-for-performance compensation philosophy for executives is reinforced in the mix of target total direct compensation provided.

34        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Incentive or variable performance based compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable performance based versus fixed compensation increases as a portion of total direct compensation, with greater levels of responsibility. The chart below summarizes the elements of total direct compensation, as well as other compensation and benefit related elements.

(1)
For the leader of a business unit, the 60% weight at target for the Business Unit component of AIP is based half on the performance of the leader's business unit and half on the weighted average performance of all business units of Suncor. For the CEO and Chief Financial Officer, the 60% weight at target is based on the weighted average performance of all business units of Suncor. 2012 business units for the purpose of AIP are as follows: Oil Sands; In Situ; Exploration and Production ("E&P"); Refining and Marketing ("R&M"); Major Projects, and Oil Sands Ventures ("OSV").

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         35

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Corporate Performance

For the year ended December 31, 2012, the company achieved the following results:

•
Net earnings of $2.783 billion;

•
Operating earnings (1) of $4.890 billion;

•
Cash flow from operations (1) of $9.745 billion;

•
Production of 549.1 mboe/d; and

•
Capital spending of $6.4 billion.

Additional information regarding Suncor's 2012 performance is contained in Suncor's audited consolidated financial statements for the year ended December 31, 2012 and in the MD&A. The company's performance in 2012 provides context for compensation of the NEOs discussed in this management proxy circular.

The following summarizes Suncor's 2012 AIP performance and the 2012 performance and total direct compensation of the NEOs.

Suncor 2012 AIP Performance

Suncor's AIP rewards our NEOs and other annual incentive plan participants based on the performance achieved versus approved annual targets in key Corporate and Business Unit performance areas and for Personal performance. AIP awards are determined based on a combination of the weighted performance in these key areas.

The Corporate component of the AIP is comprised of two corporate wide financial measures. For the Business Unit component, each of Suncor's six business units has over 15 standard performance measures (a total of over 90 measures across the six business units). The measures are specific to the four areas of Suncor's operational excellence model: people and process safety, environment, reliability and people and have performance targets that are specific to each business unit to ensure line of sight for the employees in the unit.

The performance targets in each business unit are based on the budget (for example, production targets are based on budget) or on year over year improvement (for example, recordable injury frequency ("RIF") targets reflect year over year reductions). The overall score for the Business Unit component of the AIP is determined based on performance across each of the six business units and the weighting assigned to each business unit.

Governance of the AIP is comprehensive. Reviews of measures, weightings, targets, stretch and performance results are carried out at the business unit, corporate and HR&CC level.

Information on the Personal performance component of the AIP for the NEOs, including the calculation of the 2012 AIP award, can be found beginning on page 38 of this management proxy circular.

(1)
Operating earnings and cash flow from operations are non-GAAP measures. See the "Advisories" on page 5 of this management proxy circular.

36        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

The following table summarizes overall 2012 performance results for the Corporate and Business Unit components of the Suncor AIP and the scores achieved versus the 2012 opportunity, including performance highlights.

AIP Component (AIP Target Weight) (1)	Overall Score (3)	Performance Area (4)	Key Measures (5)	Performance Highlights	Aggregate Component Score (3)(6)(7)	Comments

Corporate (20%)	142	CFOPS (8) ROCE (8)	CFOPS ROCE (excluding major projects in progress ("MPIP"))	Achieved CFOPS of over $9.9 (9) billion versus a target of $8.7 billion. Achieved ROCE excluding MPIP of 13.2% (10) versus a target of 10.6%.	142 (11)	The results reflect Suncor's industry leading downstream results, solid overall operational performance and a strong business environment.

Business Unit (2) (60%)	137	Personal and Process Safety	RIF, High Potential and High Risk Incidents and Other Business Unit Specific Measures	R&M RIF performance continued to demonstrate year over year improvement achieving "best in class" level in 2012 vs. major Canadian competitors.	180	All business units exceeded their aggregate Personal and Process Safety target with overall year over year improvement and no unit scoring less than 130, reflecting Suncor's ongoing focus on safety.

		Environment (12)	Number of Regulatory Non-Compliances, Energy Intensity and Other Business Unit Specific Measures	Oil Sands achieved the maximum score of 200 on 5 of the unit's 7 environmental performance measures.	156	All business units exceeded their aggregate target with overall year over year improvement. The R&M and Oil Sands business units scored highest at 187 and 182 respectively.

		Reliability	Production, Oil Sands Cash Operating Cost, Execution of Growth Plans and Other Business Unit Specific Measures	Upgrader challenges at Oil Sands negatively impacted reliability performance. In Situ exceeded all reliability targets delivering higher production at lower costs than targeted.	110	Reliability performance varied across the business units, with Oil Sands scoring below their aggregate Reliability target and E&P slightly under target. The In Situ business unit scored well above target.

		People	Voluntary Attrition, % of Employees with Development Plans in Place and Other Business Unit Specific Measures	Strong focus on employee engagement resulted in a lower overall business unit Voluntary Attrition rate year over year. The R&M Voluntary Attrition rate was at a historical low of 1.5% for 2012.	167	Each business unit exceeded its aggregate target for people measures. E&P had the strongest performance versus target with an aggregate score of 200 on their People measures.

(1)
Does not include the Personal performance component, which represents the final 20% of the AIP.

(2)
2012 business units for the purpose of AIP are as follows: Oil Sands; In Situ; E&P; R&M; OSV; and Major Projects.

(3)
The opportunity for the Corporate and Business Unit component of AIP ranges from 0 to a maximum of 200, with a target score of 100.

(4)
Suncor's business unit guideline target weightings by Performance Area are as follows: 15% for each of Personal and Process Safety, Environment and People; and 55% for Reliability. However, these target weightings may vary slightly for individual business units, to place increased emphasis on a particular performance area for that year. For example, in 2012, the R&M business unit assigned a 15% target weighting to Environment and People, 20% to Personal and Process Safety, and 50% to Reliability. For 2012, the overall company target weightings for the four performance areas within the Business Unit component of AIP in the table above were as follows: 17% for Personal and Process Safety; 15% for Environment; 53% for Reliability; and 15% for People.

(5)
Certain measures may not be applicable to all business units. For example, Production is not a measure for the Major Projects business unit. In addition, certain business units may have additional unit specific measures. For example, the R&M business unit measures include specific reliability measures focusing on Retail, Wholesale, Distribution and Lubricants operations.

(6)
The Performance Area scores for the Business Unit component of AIP reflect the aggregate scores achieved across all of the business units. Performance for individual business units varied from the aggregate scores.

(7)
The AIP threshold CFOPS level below which AIP payments are reduced to 50% was $5.5 billion for 2012. The AIP threshold CFOPS level below which no payment would be made under the AIP was $2.8 billion for 2012.

(8)
CFOPS and ROCE are non-GAAP measures. See the "Advisories" on page 5 of this management proxy circular.

(9)
The CFOPS total of $9.9 billion reflects a minor adjustment for AIP assumptions regarding CFOPS for Syria and Libya.

(10)
ROCE excluding MPIP of 13.2% excludes the impact of the impairment charge against the Voyageur upgrader project and impairment charges pertaining to assets in Syria and Libya. These impairment charges were taken into account in determining the Corporate performance factor used in the calculation of the AIP award for the NEOs and other executive leadership team members.

(11)
For 2012, a score of 100 required CFOPS of $8.7 billion and ROCE excluding MPIP of 10.6%; a maximum score of 200 required CFOPS of $11.1 billion and ROCE excluding MPIP of 17.4%.

(12)
For more information on Suncor's longer term Environment performance goals and progress, see Suncor's 2012 Report on Sustainability, which is available at www.suncor.com and which is not incorporated herein by reference.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         37

2012 Performance of the President and CEO

The appointment of Steve Williams as Suncor's President and CEO with the retirement of Rick George in 2012, marked a smooth transition in the company's leadership. During Mr. Williams' first year as President, to which he was appointed in December 2011, and eight months as CEO, to which he was appointed in May 2012, he has re-affirmed and clarified the company strategy, while building a strong leadership team and engaging with investors and other key stakeholders.

Mr. Williams has taken over the leadership during a period when changes in the supply of crude have created increased market volatility and highlighted the importance of Canada increasing its market access options. In this context, Mr. Williams' strong focus on the profitable and responsible operation and development of oil sands resources, including rigorous attention to leveraging the company's integrated operations and becoming increasingly disciplined on costs has served to strengthen Suncor's position to deliver shareholder value and address stakeholder concerns over the long term.

Under Mr. Williams' leadership, the company achieved success in a number of areas and continues to be well-positioned to capitalize on business opportunities. These include:

•
Production: Overall production in 2012 of 549.1 mboe/d compared to 546.0 mboe/d in 2011.

•
Oil Sands Operating Costs: Oil Sands cash operating costs (1) per barrel of $37.05 in 2012 compared to $39.05 per barrel in 2011.

•
Operational Excellence: Mr. Williams' continued focus on this area in 2012 is aimed at capturing benefits from improving the company's reliability performance.

•
Strength of Integrated Business Model: Mr. Williams successfully guided efforts to consistently leverage Suncor's integrated model to capture world pricing for approximately 96% of its refining output, protecting the company from a widening price differential between Brent, West Texas Intermediate and Western Canadian Select crudes. Earnings in this area were also bolstered by excellent reliability across Suncor's refining business where the company's refineries ran at 95% of capacity in 2012.

•
Financial Strength: Operating earnings for the year were $4.890 billion, while cash flow from operations was $9.745 billion. Overall economic conditions and oil sands reliability factored into results in this area and Suncor remains in a strong financial position, as evidenced by its strong cash flow, its strong balance sheet (net debt to cash flow from operations was 0.7:1) and its ability to return value to shareholders and fund growth with internal resources.

•
Capital Discipline: A renewed commitment to capital discipline led to a close examination of growth projects with a view to generating long-term value for shareholders. Mr. Williams has been clear in his communication with internal and external stakeholders that he is not interested in growth for growth's sake. He has demonstrated a willingness to make tough decisions and focus on high return projects designed to grow profitability. Furthermore, when investing in capital in growth projects, the company's focus will be guided more by cost and quality than by schedule.

The Board believes that Suncor's leadership succession and transition plan has been soundly executed, and Mr. Williams has effectively developed and implemented Suncor's business strategy in partnership with the senior leadership team and Suncor's more than 13,000 employees. The Board has also identified that Mr. Williams, early in his tenure as President and CEO, has worked diligently to keep the Board fully apprised of issues and strategic initiatives relating to the company's financial and operational performance. As a result, the Board evaluated Mr. Williams' performance as "strong" in 2012.

(1)
Oil Sands cash operating costs is a non-GAAP measure. See the "Advisories" on page 5 of this management proxy circular.

38        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

The following is a summary of Mr. Williams' key accomplishments in 2012 for each of the performance areas:

Financial and Operating Results

   2012 Goals

   •  Drive improved shareholder value
      and ROCE together with an
      increased effectiveness of
      investor relations.

   2012 Performance Summary

   •  Net earnings of $2.783 billion.

   •  Cash flow from operations of
      $9.745 billion.

   •  Net debt of $6.632 billion.

   •  Total average production of
      549.1 mboe/d, including
      359.2 mbbls/d from Oil Sands
      (including Syncrude) and
189.9 mboe/d from E&P.	2012 Performance Highlights
Suncor's financial performance in 2012 remained strong and positioned the company well for execution of its business strategy, including development of growth projects designed to deliver appropriate returns to shareholders.

The company recorded net earnings of $2.783 billion, while cash flow from operations remained steady at $9.745 billion during the same period. Net debt at year-end 2012 was $6.632 billion, which decreased from $6.976 billion at December 31, 2011. This debt level is well under the company's target of 2:1 net debt to cash flow from operations ratio (actual ratio was 0.7:1).

On the operational front, total average production for 2012 was 549.1 mboe/d, which included 359.2 thousand barrels per day ("mbbls/d") from Oil Sands (including Syncrude) and 189.9 mboe/d from E&P operations. Oil Sands production in the last quarter of 2012 reached record levels of 342.8 mbbls/day (excluding Syncrude).

Under Mr. Willliams' leadership, Suncor was able to effectively capture value for shareholders by leveraging its integrated business model to take advantage of market opportunities throughout the value chain. The Board believes that the financial strategy, aimed at supporting the business plan, managing risk, providing financial flexibility and optimizing the cost of capital is appropriate and is being effectively stewarded by Mr. Williams and Suncor's senior leadership team.

The Board believes that while the company compares favourably to its peers on key balance sheet, capital structure and cash flow metrics, progress needs to be made on improving ROCE metrics. The growth project evaluation work that was undertaken in 2012 has helped to better position the company for improvement in this area.

Operational Excellence, Safety and Environmental Performance

   2012 Goals

   •  Accelerate the journey to transform
      Suncor into a more disciplined
      process-focused organization.

   •  Drive improvement in operating
      performance at Firebag Stage 4
      start up.

   •  Drive continuous improvement
      through Operational Excellence
      with focus on safety, environment,
      reliability and people.

   2012 Performance Summary

   •  Operational excellence objectives
      and organizational priorities
      clarified.

   •  Major turnarounds at Oil Sands
      completed on time, scope and cost.

   •  Successful ramp up of Firebag
      Stage 4 and commissioning of
      Firebag Stage 4.

   •  Improvements in safety and
environmental performance.	2012 Performance Highlights
Mr. Williams has ensured a strong focus on operational excellence at the company, ensuring that Suncor and its employees adopted an extensive set of operational excellence objectives in 2012.

He also guided an intensive baseline self-assessment on processes across the organization, leveraging the company's Operational Excellence Management System ("OEMS") to drive performance improvement.

While upgrader reliability challenges and offshore facility turnaround delays were disappointing elements of the company's 2012 performance, progress continues to be made on Suncor's journey to operational excellence. This included turnarounds being completed on time and cost effectively at Oil Sands, and an increase to the nameplate capacity of one of the company's refineries.

At In Situ, production continued to ramp up on Firebag Stage 3, reaching full capacity. Firebag Stage 4 achieved first oil in late 2012 and is expected to be 15% under the announced cost of $2 billion.

Suncor's performance on safety and environment has seen steady improvement. Total Injury Frequency ("TIF") in 2012 improved 21.1% over 2011, while RIF improved 19.2% for the same period.

Progress continues towards the company's environmental performance goals on water consumption, land reclamation, energy efficiency, and air emissions. Further detail is available in Suncor's Report on Sustainability, which is available at www.suncor.com and which is not incorporated herein by reference.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         39

Profitable Growth through Cost Control and Project Execution

   2012 Goals

   •  Drive to further strengthen OSV
      organization and drive value
      through strategic partnerships.

   •  Drive improved cost control in Oil
      Sands and In Situ.

   •  Drive improvements in growth
      projects. Increase returns by
      managing inflation, scope control,
      field execution, cost control and
      quality.

   2012 Performance Summary

   •  Renewed focus on capital discipline
      to align with long term strategy and
      drive shareholder value.

   •  Measures set to monitor
achievement of long-term strategy.	2012 Performance Highlights
The company continued to focus on cost control and effective project execution in 2012. In addition to successfully establishing the OSV Business Unit to progress projects with partners, Mr. Williams worked to put robust and effective management processes in place to ensure increased focus on capital discipline and profitable investment in sustaining and growth capital.

Specific measures have been put into place to monitor achievement of the long-term strategy, including ROCE, TSR, annual growth targets, reliability and cost targets.

Oil Sands cash operating costs per barrel were $37.05 in 2012 compared to $39.05 per barrel in 2011.

A renewed commitment to capital discipline led to a close examination of growth projects with a view to generating long-term value for shareholders. Mr. Williams has been clear in his communication with internal and external stakeholders that he is not interested in growth for growth's sake. He has demonstrated a focus on high return projects designed to grow profitability. Furthermore, when investing in capital in growth projects, the company's focus will be guided more by cost and quality than by schedule.

Leadership on Policy and Industry Issues

   2012 Goals

   •  Continue to strengthen Suncor's
      relationships with government at
      provincial, federal and
      international levels.

   •  Continue to take a lead role on oil
      sands reputation to maintain
      social licence to grow.

   2012 Performance Summary

   •  Key relationships established with
      government, Aboriginal leadership,
      influencers and stakeholders.

   •  22 speeches delivered to external
      audiences and CEO media visibility
      nearly doubled.

   •  Industry collaboration advanced
      through Oil Sands CEO Council
and launch of COSIA.	2012 Performance Highlights
Mr. Williams has made efforts on behalf of Suncor to engage with government, Aboriginal leaders, environmental organizations and stakeholders in discussions about energy, environment and the economy.

Since his appointment as President and CEO, Mr. Williams has been focused on the development of key relationships, including with federal and provincial elected officials, key bureaucrats, industry peers and other key influencers. He has been an active participant on the Canadian Council for Chief Executives.

Mr. Williams has ensured that Suncor has had a voice in significant policy recommendations made by the Energy Policy Institute of Canada, the Canadian Association of Petroleum Producers and other industry associations. He has also participated directly and led Suncor's recommendations to governments on critical areas for policy progress, including regulatory, market access, energy literacy and conservation, innovation and carbon management.

Mr. Williams has also worked to engage constructively with Aboriginal leaders, environmental non-governmental organizations, community groups and other stakeholders. In addition to delivering a keynote address at the Globe Sustainability conference in Vancouver in early 2012, he delivered 22 external presentations to a range of investor, stakeholder and community audiences. Suncor's CEO media visibility (which included both Mr. Williams and his predecessor, Mr. George) nearly doubled over the previous year and was the highest among its peers, as highlighted by third party analysis.

Mr. Williams also played a lead role in driving industry collaboration through the Oil Sands CEO Council, including the public launch of Canada's Oil Sands Innovation Alliance ("COSIA") and the transition of the Oil Sands Leadership Initiative (OSLI) to the new entity. He has also influenced the Council's priorities on regional socio-economic development, safety, operational excellence, policy and communications.

40        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

2012 Compensation for the President and CEO

Base Salary.    Mr. Williams received a base salary increase effective May 1, 2012 of 14% on his appointment to President and CEO, taking his salary to $1,250,000. The increase ensured his base salary was competitively positioned in line with his appointment. The Board had previously approved a base salary increase to $1,100,000 in recognition of Mr. Williams promotion to President and COO effective December 1, 2011.

Annual Incentive.    The Board approved an AIP award for 2012 for Mr. Williams of $2,080,000. The award is 136% of his target award level for 2012 of $1,525,000 or 122% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Williams' AIP award are as approved by the HR&CC. The impairment charges related to the Voyageur upgrader project and pertaining to assets in Syria and Libya were taken into account to reduce the Corporate performance factor used in the calculation of the AIP award for the NEOs and other executive leadership team members. The Personal performance factor is determined based on the assessment of Mr. Williams' performance by the Board. The calculation of his AIP award amount is comprised of two steps as displayed below.

1.    AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor
Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.10	0.22	60%	1.37	0.82	—	—	—	20%	1.60	0.32	1.36

2.    AIP Payout Calculation

Base Salary [A]	AIP Target (1) [B]	Performance Factor for Payout (2) [C]	Payout Calculation [A×B×C]	Actual Award

$1 250 000	122%	1.36	$2 077 050	$2 080 000

(1)
Mr. Williams AIP target increased to 115% on his appointment to President and COO and to 125% on appointment to President and CEO on May 1, 2012. As a result, his blended AIP target for 2012 is 122%.

(2)
Rounded to two decimal places. Due to rounding, calculations may result in small differences from the payout calculation shown.

Mid- to Long-Term Incentive.    The 2012 annual equity component of Mr. Williams' competitive total direct compensation was made in February 2012. The grant of PSUs and stock options approved by the Board considered the planned appointment of Mr. Williams to President and CEO on May 1, 2012 as part of the succession plan for the retiring CEO, considered Mr. Williams' performance as determined by the CEO and ensured that the equity award was competitively positioned consistent with his appointment, as compared to the Suncor Compensation Peers. For further details on Mr. Williams' 2012 equity award and total compensation for 2012, see the "Summary Compensation Table" on page 54 of this management proxy circular.

Total Direct Compensation.    For reference, the chart below displays Mr. Williams' total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the Summary Compensation Table on page 54 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         41

Bart W. Demosky, Chief Financial Officer

As Chief Financial Officer, Mr. Demosky directs financial operations, including investor relations and treasury and plays a key role in ensuring Suncor has the financial strength necessary to support the company's significant growth potential. Mr. Demosky's career with Suncor began in 2006, when he was appointed Vice President and Treasurer. He was appointed Chief Financial Officer on August 1, 2009.

   2012 Goals

   •  Establish and execute financial
      strategies in support of achieving
      the company's business and risk
      management objectives.

   •  Drive continuous improvement
      throughout Suncor with a focus on
      capital discipline, cost management,
      profitable growth and enhancing
      shareholder returns.

   •  Enhance the leadership capabilities of
      Suncor's Finance team.

   •  Enhance Suncor's profile and
      relationships with external
      stakeholders and the community.

   2012 Performance Summary

   •  Met or exceeded short and long-term
      financial strategy goals.

   •  Led enhancements on key financial
      processes.

   •  Represented the company externally
      and enhanced relationships with
      key financial and investor
stakeholders.	2012 Performance Highlights

Mr. Demosky continued to play a significant role in Suncor's success, providing leadership on enterprise-wide financial and non-financial initiatives and representing the company externally.

Mr. Demosky's efforts in 2012 were focused on establishing and executing financial strategies to help achieve Suncor's business and risk management objectives. This included ensuring the company's balance sheet was strong, increasing the amount of cash returned to shareholders and improving shareholder returns.

Specifically, Mr. Demosky led work to strengthen the company's financial flexibility through capital structure management and maintenance of sufficient access to liquidity at market competitive terms and conditions.

Mr. Demosky also helped optimize the value of cash on hand and reduced funding costs. He executed on plans to improve shareholder returns through implementation of Suncor's dividend growth strategy and the repurchase of almost $1.5 billion in Suncor shares. He also led enhancements to the company's budgeting and cost management processes to improve capital allocation discipline and grow capital returns.

In addition to strengthening the Finance organization's capacity by implementing a talent management strategy and staffing of key executive positions, Mr. Demosky oversaw process and technology improvement initiatives aimed at helping the company accelerate its journey on operational excellence.

Strengthening foundational systems and processes, including the company's OEMS and its SAP platform allowed Suncor to improve the efficiency and effectiveness of key governance, reporting and control processes.

Mr. Demosky also continued to build the company's relationship with key stakeholders, participating in conference calls, presentations and meetings with investors, analysts, rating agencies, the government and community members.

2012 Compensation

Base Salary.    Mr. Demosky received a base salary increase of 11% effective March 1, 2012, taking his annual salary to $500,000. The increase was made to ensure Mr. Demosky's salary remains competitive with the median salary for his level compared to the Suncor Compensation Peers and recognizes his demonstrated capability in this role.

Annual Incentive.    The Chief Financial Officer's AIP award for 2012 was $435,000. The award is 145% of the target award level of $300,000 or 60% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Demosky's AIP award are as approved by the HR&CC. The impairment charges related to the Voyageur upgrader project and pertaining to assets in Syria and Libya were taken into account to reduce the Corporate performance factor used in the calculation of the AIP award for the NEOs and other executive leadership team members. The Personal performance factor is determined based on the assessment of Mr. Demosky's performance by the President and CEO. The calculation of his AIP award amount is comprised of two steps as displayed below.

42        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

1.    AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor
Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.10	0.22	60%	1.37	0.82	—	—	—	20%	2.0	0.40	1.44

2.    AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout (1) [C]	Payout Calculation [A×B×C]	Actual Award

$500 000	60%	1.44	$433 320	$435 000

(1)
Rounded to two decimal places. Due to rounding, calculations may result in small differences from the payout calculation shown.

Mid- to Long-Term Incentive.    The 2012 equity component of Mr. Demosky's competitive total direct compensation was made in February 2012. The grant of PSUs and stock options considered the market target value at the median of the Suncor Compensation Peers, Mr. Demosky's performance as determined by Mr. George and his previous year's equity award under the PSU and SOP Plans. For further details on Mr. Demosky's 2012 equity award and total compensation for 2012, see the "Summary Compensation Table" on page 54 of this management proxy circular.

Total Direct Compensation.    For reference, the chart below displays Mr. Demosky's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the Summary Compensation Table on page 54 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         43

Boris J. Jackman, Executive Vice President, Refining and Marketing

As Executive Vice President, Refining and Marketing, Mr. Jackman leads Suncor's downstream operations, a position he has held since 2009. Prior to the merger with Petro-Canada, Mr. Jackman held a similar position with Petro-Canada beginning in 1998. In his role, Mr. Jackman has overall responsibility for operations at four refineries in Canada and the United States, as well as industrial, commercial and retail marketing of refined products under the Petro-Canada brand. Mr. Jackman is also accountable for the Lubricants worldwide business and assumed responsibility for Suncor's renewable energy group in January 2012.

   2012 Goals

   •  Leverage Suncor's Operational Excellence
      strategy to deliver R&M net earnings
      and cash flow from operations targets
      of $1.06 billion and $1.85 billion,
      respectively, excluding renewables.

   •  Improve the reliability of the business
      by managing controllables to fulfill
      commitments on production, cost,
      quality and value added.

   •  Pursue continuous improvement in
      personal and process safety
      management.

   •  Improve environmental performance.

   •  Improve attraction, retention and
      capability metrics to meet business
      needs across the organization.

   2012 Performance Summary

   •  Led the delivery of R&M net earnings
      of $2.13 billion, excluding renewables,
      compared to net earnings of
      $1.73 billion in 2011.

   •  Drove significant improvements in
      reliability of the R&M business in
      terms of production, cost, quality and
      value added.

   •  Significant improvement in
      environmental performance.

   •  Guided improvements in personal and
      process safety management,
      attraction/retention of employees,
and environmental performance.	2012 Performance Highlights

In leading the downstream business, Mr. Jackman contributed to Suncor's operational and financial success, particularly by helping the company leverage its integrated business model to create value for Suncor and its shareholders.

Mr. Jackman led efforts in 2012 to deliver R&M net earnings and cash flow from operations of $2.13 billion and $3.15 billion, respectively, excluding renewables.

Strong reliability at all operating facilities enabled the company to maximize value for shareholders using low crude pricing inputs at its inland refineries (Edmonton, Denver and Sarnia) to capture Brent crude-based product pricing on 96% of Oil Sands production.

The company also continued to improve reliability at its refining operations. Continuous improvements at the Montreal and Commerce City refineries enabled total R&M nameplate crude capacity to be increased to 455,000 barrels per day ("bbls/d") effective as of January 1, 2012 and improvements at the Edmonton refinery resulted in a further increase of 5,000 bbls/d in nameplate capacity effective as of January 1, 2013, versus total R&M nameplate crude capacity of 443,000 in 2011. Overall refinery utilization averaged 95%.

Retail and wholesale marketing programs delivered above target net earnings with a sales volume in core wholesale channels exceeding sales in 2011 by 3.5%. Through its Petro-Canada branded outlets, R&M continues to be the leading retailer in Canada, as measured by market share in urban areas. The Lubricants business achieved annual margin targets on high value-added channels and double digit percentage growth in target foreign markets versus 2011.

Improvements were also achieved in personal and process safety management, with R&M TIF of 0.32 per 200,000 man hours worked, versus a target of 0.55. A reduction of 44% in environmental regulatory non-compliances was also achieved.

Attraction and retention remained a focus, with the implementation of an R&M human resource plan to meet hiring and capability development over the next ten years.

2012 Compensation

Base Salary.    Mr. Jackman did not receive a base salary increase in 2012 as his salary is at the top of the competitive salary range for the Executive Vice President level compared to the Suncor Compensation Peers.

Annual Incentive.    The Executive Vice President, Refining and Marketing's award for 2012 was $1,000,000. The award is 178% of the target award level of $563,000 or 75% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Jackman's AIP award are as approved by the HR&CC. The impairment charges related to the Voyageur upgrader project and pertaining to assets in Syria and Libya were taken into account to reduce the Corporate performance factor used in the calculation of the AIP award for the NEOs and other executive leadership team members. The Personal performance factor is determined based on the assessment of Mr. Jackman's performance by the President and CEO. The calculation of his AIP award amount is comprised of two steps as displayed below. Mr. Jackman's actual award recognizes his exceptional performance in 2012.

44        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

1.    AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor
Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	R&M BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.10	0.22	30%	1.37	0.41	30%	1.55	0.47	20%	3.0	0.60	1.70

2.    AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout (1) [C]	Payout Calculation [A×B×C]	Actual Award

$750 000	75%	1.70	$945 675	$1 000 000

(1)
Rounded to two decimal places. Due to rounding, calculations may result in small differences from the payout calculation shown.

Mid- to Long-Term Incentive.    The 2012 equity component of Mr. Jackman's competitive total direct compensation was made in February 2012. The grant of PSUs and stock options considered the market target value at the median of the Suncor Compensation Peers, Mr. Jackman's performance as determined by the President and COO and his previous year's equity award under the PSU and SOP Plans. For further details on Mr. Jackman's 2012 equity award and total compensation for 2012, see the "Summary Compensation Table" on page 54 of this management proxy circular.

Total Direct Compensation.    For reference, the chart below displays Mr. Jackman's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the Summary Compensation Table on page 54 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         45

Mark S. Little, Executive Vice President, Oil Sands and In Situ

Mr. Little was appointed to the position of Executive Vice President, Oil Sands in 2011. The In Situ business was added to his portfolio in early 2012. As Executive Vice President, Oil Sands and In Situ, his role is to lead improvements in competitiveness, safety and sustainability at Suncor's oil sands mining, extraction and upgrading operations, as well as at the company's various in situ facilities in Northern Alberta. Mr. Little joined Suncor in November 2008.

   2012 Goals

   •  Lead Suncor's journey to Operational
      Excellence in the Oil Sands &
      In Situ business units.

   •  Achieve budget in terms of safety,
      volume, unit cost, and capital metrics.

   •  Lead the ramp up of Firebag Stage 3
      and achieve first steam on Firebag
      Stage 4.

   •  Support communication of results to
      internal and external communities.

   2012 Performance Summary

   •  Continued Oil Sands and In Situ's
      journey to Operational Excellence.

   •  Achieved record performance on safety,
      progress towards environmental goals.

   •  Achieved successful ramp up of Firebag
      Stage 3. First steam achieved on Firebag
      Stage 4 by year end 2012 and is
      expected to be under budget.

   •  Continued focus on improving reliability
      and performance.

   •  Increased engagement with external
stakeholders.	2012 Performance Highlights

Mr. Little's efforts in 2012 were focused on operational excellence initiatives and production reliability from Suncor's Oil Sands and In Situ operations, including the Firebag complex.

A key initiative he led to drive performance improvements and reduce costs within the business unit was the realignment of the In Situ business and the establishment of a regional development team, including technical optimization and integration leadership. Mr. Little also engaged employees in other parts of the company to progress the operational excellence effort.

Significant progress was made in Oil Sands and In Situ in terms of safety and environmental performance, with record results being achieved on safety, risk and consequence events, loss of containment, regulatory non-compliance, reclamation and SO2 emissions. The company also continued implementation of TROTM, its tailings management system, which is expected to significantly accelerate the pace of tailings reclamation. Energy intensity and net water withdrawal improvements were also achieved.

Suncor continued to set all time monthly production records throughout the year, along with a quarterly production record in the third quarter of 2012. Total average annual production increased by 20,100 bbls/d in 2012 from the previous record of 304,700 bbls/d in 2011.

A key factor in the increase in production was the successful ramp up of Firebag Stage 3. Firebag Stage 4 achieved first oil in late 2012 and is expected to be 15% under the announced cost of $2 billion.

The focus on reliability continued, however an unplanned outage at one of the company's upgraders offset prior gains in price realizations from product mix. Under Mr. Little's leadership, Oil Sands and In Situ continue their focus on reliability in their operations to address lost opportunity values within the upgrader complex, with a specific focus on the U2 upgrader.

Mr. Little has also worked to engage with the external community, including active involvement in investor tours, as well as meetings and presentations with government, Aboriginal neighbours, suppliers and stakeholder meetings. He also played a key role in high profile media events and took a strong leadership role in Alberta's Drug and Alcohol Risk Reduction Project and Suncor's random drug testing program roll out.

2012 Compensation

Base Salary.    Mr. Little received a base salary increase of 14% effective March 1, 2012, taking his annual salary to $570,000. The increase recognizes the growth in the scope of his role with the addition of responsibility for Suncor's In Situ business unit at the beginning of 2012 and recognizes his demonstrated capability in his role.

Annual Incentive.    The Executive Vice President, Oil Sands and In Situ's award for 2012 was $580,000. The award is 135% of the target award level of $428,000 or 75% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Little's AIP award are as approved by the HR&CC. The impairment charges related to the Voyageur upgrader project and pertaining to assets in Syria and Libya were taken into account to reduce the Corporate performance factor used in the calculation of the AIP award for the NEOs and other executive leadership team members. The Personal performance factor is determined based on the assessment of Mr. Little's performance by the President and CEO. The calculation of his AIP award amount is comprised of two steps as displayed below.

1.    AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor
Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	Oil Sands & In Situ BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.10	0.22	30%	1.37	0.41	30%	1.33	0.40	20%	1.60	0.32	1.35

2.    AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout (1) [C]	Payout Calculation [A×B×C]	Actual Award

$570 000	75%	1.35	$577 638	$580 000

(1)
Rounded to two decimal places. Due to rounding, calculations may result in small differences from the payout calculation shown.

46        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Mid- to Long-Term Incentive.    The 2012 equity component of Mr. Little's competitive total direct compensation was made in February 2012. The grant of PSUs and stock options considered the market target value at the median of the Suncor Compensation Peers, Mr. Little's performance as determined by the President and COO and his previous year's equity award under the PSU and SOP Plans. For further details on Mr. Little's 2012 equity award and total compensation for 2012, see the "Summary Compensation Table" on page 54 of this management proxy circular.

Total Direct Compensation.    For reference, the chart below displays Mr. Little's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the Summary Compensation Table on page 54 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         47

Steve D.L. Reynish, Executive Vice President, Oil Sands Ventures

Mr. Reynish was appointed Executive Vice President, Oil Sands Ventures in January 2012. His primary role is to ensure the successful development, commissioning and startup of oil sands growth projects planned under Suncor's strategic partnerships. He also represents Suncor's interest in non-operated oil sands assets, including the Syncrude joint venture.

   2012 Goals

   •  Ensure OSV attracts and retains high
      calibre people to staff OSV's
      commercial joint venture projects.

   •  Ensure OSV portfolio of projects is
      positioned to deliver industry leading
      returns in accordance with Suncor's
      triple bottom line.

   •  Bring an Operational Excellence
      culture to Suncor's joint venture
      relationships and joint venture
      decision-making processes.

   2012 Performance Summary

   •  Established and built organizational
      capacity within OSV.

   •  Led an optimization review of growth
      plans and developed joint venture
      risk management process.

   •  Drove understanding of joint venture
      structures and best practices
throughout the company.	2012 Performance Highlights

The OSV business unit was established with a focus on developing world class assets, maximizing value creation from existing assets, developing a high performance team, as well as building joint venture management capability.

Mr. Reynish's efforts in the past year have included the recruitment of high-calibre professionals, with a focus on their on-boarding and training. Working within a joint venture framework, he ensured the team placed a high priority on operational discipline, collaboration and ensuring the company's capital investments provide appropriate returns to shareholders.

Given changing market dynamics and Suncor's ongoing commitment to deliver shareholder value, Mr. Reynish also led a thorough optimization review of the company's joint venture projects. This review included looking at internal rates of return by reducing growth and sustaining capital costs, controlling operating costs and optimizing production capacity, all while ensuring Suncor's high standards and commitments to safety and the environment were not compromised.

The scope and scale of the various OSV projects also required that the company manage risks associated with growth. Mr. Reynish ensured a rigorous joint venture risk management process was put into place as the OSV organization was built and worked to assess projects. This included continuing to ground the OSV team's work in the OEMS.

Mr. Reynish also worked to ensure understanding of OSV's structures and projects, as well as associated business opportunities and risks through a series of presentations in various areas and levels throughout Suncor.

2012 Compensation

Base Salary.    Mr. Reynish joined Suncor on January 3, 2012 and thus did not have a salary review in 2012.

Annual Incentive.    The Executive Vice President, Oil Sands Venture's award for 2012 was $485,000. The award is 129% of the target award level of $375,000 or 75% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Reynish's AIP award are as approved by the HR&CC. The impairment charges related to the Voyageur upgrader project and pertaining to assets in Syria and Libya were taken into account to reduce the Corporate performance factor used in the calculation of the AIP award for the NEOs and other executive leadership team members. The Personal performance factor is determined based on the assessment of Mr. Reynish's performance by the President and CEO. The calculation of his AIP award amount is comprised of two steps as displayed below.

1.    AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor
Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	OSV BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.10	0.22	30%	1.37	0.41	30%	1.45	0.44	20%	1.10	0.22	1.29

2.    AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout (1) [C]	Payout Calculation [A×B×C]	Actual Award

$500 000	75%	1.29	$484 200	$485 000

(1)
Rounded to two decimal places. Due to rounding, calculations may result in small differences from the payout calculation shown.

48        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Mid- to Long-Term Incentive.    The 2012 annual equity component of Mr. Reynish's competitive total direct compensation was made in February 2012. The grant of PSUs and stock options considered the market target value at the median of the Suncor Compensation Peers. On joining Suncor, Mr. Reynish was also awarded a one-time grant of DSUs in recognition of a loss of compensation experienced in leaving his previous company. For further details on Mr. Reynish's 2012 equity award and total compensation for 2012, see the "Summary Compensation Table" on page 54 of this management proxy circular.

Total Direct Compensation.    For reference, the chart below displays Mr. Reynish's total direct compensation for 2012. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the Summary Compensation Table on page 54 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         49

Compensation of the Former CEO

Mr. George stepped down as CEO on May 1, 2012 and retired from Suncor on July 31, 2012. The information that follows reflects the Board's decisions with regard to Mr. George's 2012 compensation.

Base Salary.    The former CEO did not receive a base salary increase in 2012.

Annual Incentive.    The Board approved an annual incentive award of $750,000 for 2012. In determining the amount of the pro-rated award, the Board considered the former CEO's target annual incentive, the annual incentive results and his period as CEO in 2012 prior to stepping down from the position. The impairment charges related to the Voyageur upgrader project and pertaining to assets in Syria and Libya were taken into account to reduce the AIP award for Mr. George.

Mid- to Long-Term Incentive.    The Board approved an annual equity award for Mr. George in February 2012 consistent with Suncor's policy. In making the grant of PSUs and stock options, the Board considered Mr. George's performance and his exceptional leadership during his tenure as CEO. Notably, the value of the award approved by the Board has been partially reduced, as the term of the stock options is automatically dropped from seven to three years on retirement pursuant to the SOP. The Board believes that it is important that Mr. George's economic interests remain aligned with shareholders into retirement. In addition, Mr. George is required to maintain his share ownership level through the first year of his retirement.

Total Direct Compensation.    For reference, the chart below displays the former CEO's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the Summary Compensation Table on page 54 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

50        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Executive Compensation Alignment with Shareholder Value

The Board recognizes that in an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth. Suncor's common shares were valued at $32.71 on the TSX at December 31, 2012, an increase of approximately 11% over the year before. From 2007 to 2012, Suncor's share price decreased by approximately 36%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

Performance Graph (1)(2)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2007 in each of Suncor common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

Total Direct Compensation

The expected value and current value of total direct compensation for the NEOs, for the period from 2008 to 2012, are illustrated in the graph below. Over this period, the current value at December 31, 2012 of total direct compensation for the NEOs was approximately 21% lower than the expected value as determined in accordance with the methodology described in the footnotes for the Total Direct Compensation Graph. The lower current value of the total direct compensation for the NEOs is consistent with the trend of total return on investment indicated for Suncor in the performance graph provided above.

Suncor's strong operational performance in 2010, 2011 and 2012 resulted in above target payouts under the AIP component of total direct compensation. However, this operational performance has not been reflected in our share price. At December 31, 2012, the current value of annual mid- to long-term incentive awards granted during 2008 to 2012 was 33% lower than the expected value, as determined in accordance with the methodology described in the footnotes for the Total Direct Compensation Graph. This reflects the high proportion of variable, performance based compensation in the total direct compensation provided to the NEOs.

The downturn in the market and decline in Suncor's share price would have resulted in outstanding option awards for 2008, 2011 and 2012 having no cash value if exercised at December 31, 2012. In addition, the Suncor PSU awards, granted in 2008, provided no payment as the threshold level of relative TSR performance was not achieved. The lower current value at December 31, 2012 of the annual mid- to long-term incentive awards demonstrates alignment with Suncor's pay-for-performance philosophy and shareholder interests.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         51

Total Direct Compensation Graph (1)(2)(3)

(1)
Values for 2008 to 2012 include those ascribed to Messrs. Williams, George, Demosky, Jackman and Little. Mr. Reynish commenced employment with Suncor on January 3, 2012 and is therefore only included in the 2012 values. Mr. Little's promotion to Executive Vice President is reflected in 2011 values. Mr. Williams' promotion to President and CEO and Mr. George's retirement are reflected in the 2012 values.

(2)
The Expected Value columns in the graph illustrate the expected value of total direct compensation, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the Aggregate 5 Year Total, a sum of the expected values reported for 2008 to 2012. The Expected Value includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's 2011 to 2013 management proxy circulars for the particular year reported.

(3)
The Current Value columns in the graph illustrate the current value of total direct compensation of the particular year reported, and in the case of the Aggregate 5 Year Total, a sum of the current values reported for 2008 to 2012. The Current Value includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2012; (ii) value attributed to PSUs and RSUs that were granted in that particular year and that had vested and matured as at or prior to December 31, 2012; (iii) the 'in-the-money' value (as at December 31, 2012) of options that were granted in that particular year and that had not been exercised as at December 31, 2012; and (iv) the value (as at December 31, 2012) for PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2012.

Cost of Management

The following table includes the aggregate total direct compensation for all NEOs compared to Suncor's operating earnings and market capitalization for the years ended December 31, 2011 and 2012.

	2011	2012

Total Direct Compensation of all Named Executive Officers (1)(2)	$30.0	$30.8
Total Direct Compensation as a percentage (%) of Operating Earnings at December 31	0.5%	0.6%
Total Compensation as a percentage (%) of Suncor's Market Capitalization at December 31	0.1%	0.1%

(1)
Total direct compensation includes salary and annual incentives earned during the particular year reported and the grant date fair value of annual mid- to long-term incentive awards granted in the particular year reported using Towers Watson's binomial methodology as disclosed in the Summary Compensation Table.

(2)
For 2011, NEOs include Messrs. George, Demosky, Williams, Jackman and Little. For 2012, NEOs include Messrs. Williams, George, Demosky, Jackman, Little and Reynish.

President and CEO Look Back

In 2006, the HR&CC introduced the practice of annually reviewing a broader analysis of the total compensation earned and accruing to Mr. George since his appointment and relating it to the TSR during the same period. With the retirement of Mr. George in 2012 and appointment of Mr. Williams as CEO, the committee will continue this governance practice, recognizing that the relevance of the look back analysis increases with the President and CEO's time in the position.

52        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Looking Ahead to 2013:

The HR&CC approved a 4% budget for salary increases for executives in 2013 based on competitive benchmarking. No changes were made to annual incentive or long term incentive ("LTI") target levels expressed as a percent of base salary based on benchmarking these components of total direct compensation with the peer group median levels.

For LTI awards made after January 1, 2013, the compensation valuation methodology used by Suncor to value the LTI awards disclosed in the Summary Compensation Table will be changing. The current binomial valuation methodology used to determine grant date fair values will change to determining the LTI values based on the accounting valuation.

Most large Canadian companies have or are moving to accounting valuation for LTI awards (consistent with practice and disclosure requirements in the United States). This will simplify disclosure as the LTI grant date fair values disclosed in the summary compensation table will be aligned more closely with accounting values. This change will be reflected in Suncor's management proxy circular for the 2014 annual meeting.

Effective February 4, 2013, the Board approved the grant of options and PSUs to the Named Executive Officers as described in the table below, under the terms of the SOP and PSU Plan.

Name	Options	PSUs

S.W. WILLIAMS	380 000	144 400
B.W. DEMOSKY	80 000	30 400
B.J. JACKMAN	100 000	38 000
M.S. LITTLE	125 000	47 500
S.D.L. REYNISH	100 000	38 000

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS

Aggregate Equity Holdings.    The following table sets forth the aggregate equity holdings of the Named Executive Officers, excluding Mr. George, for the years ended December 31, 2011 and 2012 as well as the net change during 2012 and the total value at risk as at December 31, 2012. Mr. George is not represented in the table below as he retired on July 31, 2012.

	December 31, 2011						December 31, 2012

Name	Shares	DSUs (1)		PSUs (1)(2)	Options (3)	RSUs (4)	Shares	DSUs (1)		PSUs (1)(2)	Options (3)	RSUs

S.W. WILLIAMS	215 672	38 733	(5)	115 220	964 000	3 800	222 221	39 355		193 225	1 316 000	—
B.W. DEMOSKY	7 675	—		43 518	225 736	1 800	10 950	6 057	(6)	51 155	272 402	—
B.J. JACKMAN	5 950	123 234		99 949	855 600	—	5 950	139 606	(6)	71 501	790 800	—
M.S. LITTLE	19 619	—		49 539	228 620	2 300	33 324	8 796	(6)	78 334	358 620	—
S.D.L. REYNISH	—	—		—	—	—	2 371	7 316	(6)	31 762	93 800	—

	Net change during 2012					Value at Risk

Name	Shares	DSUs	PSUs	Options	RSUs	Option- Based Awards Value (7) ($)	Share and Share- Based Awards Value (8) ($)	Total Value at Risk ($)	Multiple of Salary (#)

S.W. WILLIAMS	6 549	622	78 005	352 000	(3 800)	5 089 100	14 876 540	19 965 640	16.0
B.W. DEMOSKY	3 275	6 057	7 637	46 666	(1 800)	120 800	2 229 571	2 350 371	4.7
B.J. JACKMAN	—	16 372	(28 448)	(64 800)	—	3 455 072	7 099 946	10 555 018	14.1
M.S. LITTLE	13 705	8 796	28 795	130 000	(2 300)	372 960	3 940 057	4 313 017	7.6
S.D.L. REYNISH	2 371	7 316	31 762	93 800	—	—	1 355 774	1 355 774	2.7

(1)
DSUs and PSUs include dividend reinvestment.

(2)
Excludes PSU grants that vested December 31, 2011, in the case of values reported for 2011, and PSU grants that vested December 31, 2012, in the case of values reported for 2012.

(3)
Includes performance-based options issued under the closed Suncor Sunshare 2012 Plan (the "SunShare 2012 Plan"). Of note, a portion of the options included were cancelled on January 1, 2013 as performance conditions were not met. See "Summary of Incentive Plans – Closed Plans" on page 63 of this management proxy circular.

(4)
RSUs granted under the closed SunShare 2012 Plan that matured July 31, 2012.

(5)
Mr. Williams elected to receive 100% of his 2010 AIP award in DSUs.

(6)
Messrs. Demosky, Jackman and Little elected to receive 50% of their 2011 AIP award in DSUs. Mr. Reynish received a one-time DSU grant upon hire.

(7)
Value of options is based on the 'in-the-money' amount of the exercisable and non-exercisable options held as at December 31, 2012. The 'in-the-money' amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2012 ($32.71) and the exercise price of the option.

(8)
Value of share and share-based awards is calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2012 ($32.71). PSUs are projected at a 100% payout.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         53

Summary Compensation Table.    The following table provides information concerning compensation paid to the Named Executive Officers for the years ended December 31, 2012, 2011 and 2010.

		Salary	Share- Based Awards (1)	Option- Based Awards (2)	Non-equity incentive plan compensation ($)		Pension Value (4)	All Other Compensation (5)	Total Compensation
Name and Position	Year	($)	($)	($)	Annual (3)	Long-Term	($)	($)	($)

S.W. WILLIAMS	2012	1 222 423	3 436 242	3 435 869	2 080 000	—	1 570 600	138 801	11 883 935
President and	2011	811 923	2 224 733	2 226 960	1 300 000	—	3 644 100 (7)	107 848	10 315 564
Chief Executive Officer (6)	2010	761 327	1 200 732	1 201 200	1 150 000	—	855 400	112 927	5 281 586

R.L. GEORGE	2012	882 692	3 736 787	2 766 400	750 000	—	(756 200)	137 862	7 517 541
Former Chief Executive	2011	1 483 846	4 596 111	4 596 445	3 060 000	—	941 200	176 887	14 854 489
Officer (6)	2010	1 400 000	2 829 228	2 830 212	2 577 000	—	(772 100)	195 159	9 059 499

B.W. DEMOSKY	2012	491 538	654 029	653 562	435 000	—	562 400	36 385	2 832 914
Chief Financial Officer	2011	443 538	889 893	890 784	420 000	—	373 000	79 374	3 096 589
	2010	401 327	415 638	415 800	360 000	—	311 000	27 919	1 931 684

B.J. JACKMAN	2012	750 000	1 120 392	1 120 392	1 000 000	—	254 600	37 978	4 283 362
Executive Vice President	2011	750 000	1 001 130	1 002 132	1 000 000	—	180 700	89 169	4 023 131
Refining and Marketing	2010	750 000	576 372	576 576	850 000	—	176 600	31 154	2 960 702

M.S. LITTLE	2012	558 154	1 214 225	1 213 758	580 000	—	727 000	47 721	4 340 858
Executive Vice President	2011	492 731	1 112 367	1 113 480	610 000	—	594 200	92 568	4 015 346
Oil Sands and In Situ	2010	410 000	397 297	397 170	410 000	—	248 300	73 107	1 935 874

S.D.L. REYNISH (8)	2012	496 154	1 124 418	875 773	485 000	—	279 400	150 000	3 410 745
Executive Vice President	2011	—	—	—	—	—	—	—	—
Oil Sands Ventures	2010	—	—	—	—	—	—	—	—

(1)
Valuation Disclosure for Share-Based Awards.    Consistent with disclosure requirements, as outlined under Form 51-102F6 – Statement of Executive Compensation, the following summarizes (a) the methodology and key assumptions used to calculate the fair value of awards at grant date and (b) discloses where the accounting fair value, as determined in accordance with International Financial Reporting Standards ("IFRS"), is different than the fair value of awards at grant date and why.

For share-based awards, the fair value of awards at grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the grant date fair value price calculated using Towers Watson's binomial valuation methodology. The HR&CC used this methodology in making its decisions regarding incentive grants since it was applied consistently in its competitive market analyses. Effective January 2013, Suncor moved to the accounting valuation methodology. For grants on or after January 1, 2013 this methodology will be the basis for disclosing the value of share-based awards in the executive compensation disclosure.

Effective January 1, 2011, as a result of the company's adoption of IFRS and for accounting purposes, PSUs are valued based on the Monte Carlo simulation methodology. For grants in 2010, accounting fair values have been restated to reflect this methodology.

A summary of the grant date fair values calculated using Towers Watson's binomial methodology and key assumptions used under this methodology as well as the accounting fair values at the end of the financial quarter following the grant date and the variance between the values based on the two methodologies is provided below. The variance between the grant date fair values and accounting fair values for each award is the result of a different methodology being applied to value the awards and the date the value is reported (grant date versus end of financial quarter).

	Towers Watson's Binomial Methodology Key Assumptions						Monte Carlo Simulation Methodology

Year and Plan	Grant Date Fair Value ($)	Term	Vesting	Performance Range %	Turnover	Dividend Reinvestment	Accounting Fair Value ($)	Variance to Grant Date Fair Value ($)

2012 – PSU Plan	28.01	3 years	Cliff	0 - 200	5%	Yes	25.49	(2.52)
2011 – PSU Plan	33.40	3 years	Cliff	0 - 200	5%	Yes	40.82	7.42
2010 – PSU Plan	25.80	3 years	Cliff	0 - 200	5%	Yes	38.49	12.69

(2)
Valuation Disclosure for Option-Based Awards.    Consistent with disclosure requirements, as outlined under Form 51-102F6 – Statement of Executive Compensation, the following summarizes (a) the methodology and key assumptions used to calculate the fair value of awards at grant date and (b) discloses where the accounting fair value, as determined in accordance with IFRS, is different than the fair value of awards at grant date and why.

For option-based awards, the fair value of awards at grant date, as shown in the Summary Compensation Table above, reflects the number of options awarded multiplied by the grant date fair value price calculated using Towers Watson's binomial valuation methodology. The HR&CC used this methodology in making its decisions regarding incentive grants since it was applied consistently in its competitive market analyses. Effective January 2013, Suncor moved to the accounting valuation methodology for disclosing the value of option-based awards in the executive compensation disclosure.

For accounting purposes, options are valued based on the Black-Scholes methodology.

A summary of the grant date fair values calculated using Towers Watson's binomial valuation and key assumptions used under this methodology as well as the accounting fair values and the variance between the values based on the two methodologies is provided below. The variance between the grant date fair values and accounting fair values for each award is the result of a different methodology being applied to value the awards.

	Towers Watson's Binomial Methodology Key Assumptions								Black Scholes Methodology

Year and Plan	Grant Date Fair Value ($)	Dividend Yield	Volatility	Term	Expected Life	Vesting	Risk-Free Rate (over term)	Turnover	Accounting Fair Value ($)	Variance to Grant Date Fair Value ($)

2012 – SOP	9.34	1.20%	34%	7 years	4.5 years	3 year ratable	0.3%-3.0%	5%	13.34	4.00
2011 – SOP	11.13	1.20%	34%	7 years	4.5 years	3 year ratable	0.3%-3.0%	5%	16.59	5.46
2010 – SOP	9.24	0.60%	28%	7 years	4.5 years	3 year ratable	3.7%-3.9%	5%	14.59	5.35

(3)
Awards earned under AIP for 2012 performance were paid in 2013. Similarly, awards for 2011 and 2010 were paid in the year following the year in which they were earned.

(4)
The pension value reflects the compensatory change as disclosed in the tables under the "Defined Benefits Plans" and, where applicable, the "Defined Contribution Plans" sections on page 57 of this management proxy circular.

(5)
All Other Compensation for 2012 includes actual costs incurred by Suncor related to company contributions to the Suncor savings and benefit plans which provides up to 7.5% of basic earnings on a matching basis on behalf of the individual. For Messrs. Demosky and Little, value also includes gross ups for taxes associated with Sunjet flights. For Mr. Reynish, value includes a one-time payment of $150,000 representing a signing bonus. For Mr. Williams, value also includes the aggregate total of annual perquisites and other personal benefits including a perquisite allowance of $46,667 which is a taxable benefit that is paid quarterly. For Mr. George, value also includes the aggregate total of annual perquisites and other personal benefits including financial planning of $29,779 and personal use of aircraft of $21,371. With the exception of Messrs, Williams and

54        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

  George, the aggregate amount of annual perquisites and other personal benefits, including perquisite allowance and executive benefits, did not exceed the lesser of $50,000 or 10% of the total annual salary for each Named Executive Officer for the 2012 financial year and are not included in the All Other Compensation value.

(6)
Effective May 1, 2012, Mr. George stepped down from the position of Chief Executive Officer and Mr. Williams was appointed Chief Executive Officer. Until May 1, 2012, and for the time periods indicated above, Mr. Williams was Chief Operating Officer. Mr. Williams was appointed President on December 1, 2011.

(7)
The Pension Value in respect of Mr. Williams, as previously disclosed at December 31, 2011 in the amount of $1,002,100, has been restated to reflect his appointment as President, effective as of December 1, 2011, which was not included in the 2011 amount.

(8)
Mr. Reynish commenced employment with Suncor on January 3, 2012.

Share-Based Awards and Option-Based Awards.    The following table provides certain information about option-based awards and shared-based awards outstanding for the Named Executive Officers as at December 31, 2012. For further details, including the exercise price and expiration date, of each option-based award held by the Named Executive Officers as at December 31, 2012, see Schedule B.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options (1)	Aggregate value of unexercised 'in-the-money' options (2) ($)	Aggregate number of shares or units of shares that have not vested (3)	Aggregate market or payout value of share- based awards that have not vested (4) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed (5) ($)

S.W. WILLIAMS	1 316 000	5 089 100	193 225	6 320 397	3 056 078
R.L. GEORGE	2 219 100	5 873 498	277 224	9 067 992	18 391 904
B.W. DEMOSKY	272 402	120 800	51 155	1 673 288	810 379
B.J. JACKMAN	790 800	3 455 072	71 501	2 338 807	5 415 561
M.S. LITTLE	358 620	372 960	78 334	2 562 301	873 016
S.D.L. REYNISH	93 800	—	31 762	1 038 926	239 292

(1)
Includes performance-based options issued under the closed Sunshare 2012 Plan. Of note, a portion of the options included were cancelled on January 1, 2013 as performance conditions were not met.

(2)
Value of options calculated based on the difference between the closing price of a Suncor common share on the TSX as at December 31, 2012 ($32.71) and the exercise price of the option. Of note, this assumes 100% vesting of all performance-based options granted under the closed SunShare 2012 Plan, which had no value at December 31, 2012.

(3)
Includes PSUs granted under the PSU Plan which were held by the Named Executive Officers as at December 31, 2012. Excludes PSUs issued in 2010 that vested December 31, 2012.

(4)
Value of PSUs calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2012 ($32.71). PSUs are projected at a 100% payout.

(5)
Value of share-based awards calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2012 ($32.71). Includes DSUs granted under the DSU Plan, the closed Suncor Special Performance Incentive Plan ("SPIP") and the closed Petro-Canada Deferred Share Unit Plans (Eligible Employees of Petro Canada) (the "PCDSU Plans") which were held by the Named Executive Officers as at December 31, 2012. See "Summary of Incentive Plans – Closed Plans" on page 63 of this management proxy circular. DSUs cannot be redeemed until a Named Executive Officer ceases to be an employee. For all Named Executive Officers, except Mr. Reynish, includes PSUs issued in 2010 under the PSU Plan that vested on December 31, 2012 and paid out in February 2013.

Incentive Plan Awards – Value Vested or Earned During the Year.    The following table provides the value of option-based awards and share-based awards that vested during the year ended December 31, 2012, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012, for the Named Executive Officers.

Name	Option-Based awards – Value vested during the year (as at vesting date) (1) ($)	Share-Based awards – Value vested during the year (2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year (4) ($)

S.W. WILLIAMS	105 735	1 883 202	2 080 000
R.L. GEORGE	221 225	4 363 416	750 000
B.W. DEMOSKY	29 280	876 469	435 000
B.J. JACKMAN	569 520	3 648 037	1 000 000
M.S. LITTLE	29 280	959 540	580 000
S.D.L. REYNISH	—	248 832	485 000

(1)
For Messrs. Williams, George, Demosky and Little, one-third of each of the options that were granted under the closed ESP in 2009 vested in 2012. For Mr. Jackman, one quarter of each of the options that were granted under the closed PCSOP in 2008 and 2009 vested in 2012. For all Named Executive Officers, excluding Mr. Reynish, one-third of each of the options that were granted under the SOP in 2010 and 2011 vested in 2012.

(2)
For Messrs. Williams, George, Demosky and Little, includes RSUs issued in 2009 under the closed SunShare 2012 Plan that matured on July 31, 2012 and paid out in August 2012. For Mr. Jackman, includes PSUs issued in 2009 under the closed PCPSU plan that vested on February 23, 2012 and paid out in March 2012. For all Named Executive Officers, except Mr. Reynish, includes PSUs issued in 2010 under the PSU plan that vested on December 31, 2012 and paid out in February 2013. Values based on actual payout.

(3)
For Messrs. Demosky, Jackman and Little, includes DSUs issued under the AIP upon their election, in lieu of a cash award. For Mr. Reynish, includes a one-time DSU grant on hire. Value of DSUs calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP that paid out in February 2013, for recognition of performance in 2012.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         55

Option Exercises – Value Realized During the Year.    The following table provides the number of common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2012 for the Named Executive Officers.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized (1) ($)

S.W. WILLIAMS	—	—
R.L. GEORGE	1 230 000	23 616 269
B.W. DEMOSKY	—	—
B.J. JACKMAN	184 800	3 019 784
M.S. LITTLE	—	—
S.D.L. REYNISH	—	—

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the common shares on the TSX at time of exercise.

Suncor Retirement Arrangements.    The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including Messrs. Williams, George, Demosky, Little and Reynish. Retirement income is based entirely on a defined contribution account balance, or depending upon the employees' eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Messrs. Williams, George, Demosky and Little participate in the combination provision of the plan; Mr. Reynish participates in the defined contribution provision.

In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC.

"The SERP features balance the need to attract mid-career executives with responsible governance of pension obligations."
The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: a) requiring that an executive provide five years of service to be entitled to SERP benefits, which is three years more than the service required under the Suncor Energy Pension Plan; b) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; c) effective January 1, 2012, limiting the executive's total pension to 70% of executive remuneration; and d) effective January 1, 2012, limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the Named Executive Officers, with the exception of Mr. Jackman, are members of the SERP. Additional details of the SERP follow.

•
Executive employment commences at the date of entry into the SERP. Generally, there is no recognition of service for non-Suncor related employment.

•
The SERP pension is based on the executive's remuneration multiplied by a combined accrual rate of 5%, multiplied by the number of years of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned, generally after the executive completes 25 years of service. Effective January 1, 2012, the total pension is limited to 70% of the executive's remuneration, as described below.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Effective January 1, 2012, target bonus, other than as grandfathered for Mr. George, cannot exceed 80% of base salary for Senior Vice Presidents and Executive Vice Presidents and 100% for other executives, including the CEO.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12 th of 1% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60.

56        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; and for single employees, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

Petro-Canada Retirement Arrangements.    The Petro-Canada Retirement Plan is a registered pension plan that provides retirement income to certain Suncor employees who worked for legacy Petro-Canada prior to the merger, including Mr. Jackman. The defined benefit provision of the plan has been closed to new entrants since July 1, 1996. Mr. Jackman continues to participate in this portion of the plan.

In addition to his pension under the Petro-Canada Retirement Plan, Mr. Jackman is also entitled to receive supplemental retirement payments under the terms of his individual retiring allowance agreement. Under his retiring allowance agreement, the normal retirement benefit for Mr. Jackman equals 2% per year of credited service to a maximum of 35 years, multiplied by the average of the highest 36 consecutive months of base salary in the final 120 months of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service less than 35.

Early retirement under Mr. Jackman's individual retirement allowance agreement requires our consent for commencement before age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually for Mr. Jackman to 50% of the consumer price index, commencing after age 60, subject to a maximum indexing adjustment of 5% for any year. The normal form of payment on retirement for Mr. Jackman, if married, is joint and survivor, with 50% to the non-member surviving spouse subject to a minimum of 60 monthly payments. Mr. Jackman's pension obligation is secured by a letter of credit held by a trust.

Defined Benefit Plans.    The following table summarizes the retirement income of each of the Named Executive Officers under the defined benefit provisions of Suncor's pension arrangements.

		Annual Benefits Payable (2)
Name	Number of years credited service (1)	As at December 31, 2012 ($)	At age 65 ($)		Defined Benefit Obligation as at January 1, 2012 (3) ($)		Compensatory change (4) ($)	Non- compensatory change (5) ($)	Defined Benefit Obligation as at December 31, 2012 (3) ($)

S.W. WILLIAMS	11	924 361	923 445		13 905 763	(6)	1 568 916	3 240 695	18 715 374
R.L. GEORGE	32	1 870 390	—	(7)	26 653 342		(757 884)	4 736 242	30 631 700
B.W. DEMOSKY	7	164 551	353 638		1 621 313		560 716	623 473	2 805 502
B.J. JACKMAN	30	441 300	448 700		7 217 900		254 600	416 900	7 889 400
M.S. LITTLE	4	169 695	411 228		1 614 753		725 316	755 457	3 095 526
S.D.L. REYNISH	1	41 327	434 136		—		255 554	81 022	336 576

(1)
Credited service includes 11 years of service with an affiliated Suncor company for determining the additional 1.5% accrual rate applicable after 25 years of service for Mr. George and 10 years of industry service granted to Mr. Jackman at date of hire. For Mr. Demosky, credited service reflects executive employment plus 3 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings as at December 31, 2012.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 22 in Suncor's consolidated financial statements for the year ended December 31, 2012. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase in the pension obligation for 2012 related to the annual service cost, compensation changes higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(6)
The Defined Benefit Obligation in respect of Mr. Williams, as previously disclosed at December 31, 2011 in the amount of $10,938,463 has been restated to reflect his appointment as President, effective as of December 1, 2011, which was not previously included in the 2011 amounts.

(7)
Mr. George retired in 2012. $1,870,390 represents Mr. George's pension at his retirement date.

Defined Contribution Plans.    Under the combination provision of the Suncor Energy Pension Plan, applicable to Messrs. Williams, George, Demosky and Little, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels. For employees participating only in the defined contribution provision, including Mr. Reynish, Suncor makes contributions to the defined contribution accounts of 5% to 9% of basic earnings depending upon years of service with the company, plus up to an additional 2.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         57

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

The following table summarizes the defined contributions accounts of each of the Named Executive Officers.

Name	Accumulated value as at January 1, 2012 ($)	Compensatory ($)	Accumulated value as at December 31, 2012 ($)

S.W. WILLIAMS	19 469	1 684	21 949
R.L. GEORGE	42 347	1 684	— (1)
B.W. DEMOSKY	21 337	1 684	25 083
M.S. LITTLE	16 380	1 684	19 718
S.D.L. REYNISH	—	23 846	24 924

(1)
Mr. George retired in 2012 and transferred the balance of his account out of the Suncor Energy Pension Plan.

TERMINATION AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

Termination Agreements.    Suncor has employment termination agreements with each of the Named Executive Officers except for Mr. George. The termination agreement with Mr. George ended in 2012 at the effective date of his retirement from the company.

Except for Mr. Jackman, such individuals are compensated based on their remuneration, in the event of termination of employment ("Termination Event") by Suncor, other than for just cause, and by the individual within 120 days following a constructive dismissal event.

"In 2011, the HR&CC approved amendments to termination agreements that were implemented for new senior executive participants in 2012. The amendments provide for the pro-rating of payments for PSU and RSU grants held at the dismissal date, based on the number of months employed during the term of the PSU or RSU grant."
Notice Period Provisions

For the NEOs other than Mr. Jackman, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided for base salary and targeted annual incentive during the notice period, for SOP and ESP options which, but for the Termination Event, would have become exercisable during the notice period, and for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination, if applicable. The foregoing individuals receive credited service under the SERP for the notice period.

Upon a Termination Event occurring, the notice period for Mr. Jackman is the lesser of 30 months or 65 minus his age at the time of the Termination Event (1). A lump sum payment is provided equal to his base salary as of the date of termination and annual incentive over the notice period and the value of his mid- or long-term incentives, which are equal to the lesser of the value of the grant of options to him in February 2000 and the value of the options granted to him in 2001, and in each successive year thereafter. For the purpose of calculating Mr. Jackman's retirement benefit, service is increased by the notice period and he is deemed to have earned the base salary as of the termination date for the duration of the notice period.

(1)
Based on Mr. Jackman's age at December 31, 2012, and assuming a Termination Event at this date, his notice period is less than 12 months.

58        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Double Trigger Provisions and Change of Control

Suncor's termination agreements with Messrs. Williams, Demosky, Little and Reynish are "double trigger", and as such provide for payments based only upon involuntary termination or constructive dismissal on a change of control. Stock options under the SOP and SunShare 2012 Plan, granted prior to 2012 but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. For stock option grants made beginning in 2012, the Board approved amendments to the SOP plan requiring a "double trigger" for immediate vesting.

PSUs and RSUs that were granted in 2010 and 2011 will vest in the event of a change of control subject to Suncor performance measured at the change of control date. For PSUs and RSUs granted beginning in 2012, the Board approved amendments to the plans requiring a "double trigger" to vest on a change of control, subject to Suncor performance measured at the change of control date.

Under the SOP, SunShare 2012 Plan, PSU Plan and RSU Plan, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Mr. Jackman does not have a change of control clause in his termination contract. Pursuant to the terms of the SOP and PSU Plan, under a change of control, Mr. Jackman's 2010 and 2011 stock options would become immediately exercisable and Mr. Jackman's 2011 PSUs would vest subject to performance measurement at the change of control date.

Governance

The HR&CC annually reviews the status of termination agreement and change of control arrangements with Suncor's senior executives and periodically reviews current governance trends and market practices. Based on the Committee's review, amendments may be made to agreements for new participants.

Limited Appreciation Rights.    Executives, including the Named Executive Officers, key employees and certain Board members (who hold stock options under the ESP prior to grants to directors being discontinued after 2008), have LARs attached to all of their options issued under the SOP, and the closed ESP, Key Contributor Stock Option Plan ("SKCSO") and SunShare 2012 Plan (collectively, the "Suncor Plans") prior to January 1, 2013.

LARs represent a right attached to each option held by the LAR holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor under a pre-determined formula based on Suncor's share price, upon surrender of a related option.

LARs were generally issued annually at Suncor's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options granted under the Suncor Plans held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled. Current LARs, applicable to grants in 2012 or prior, will expire on July 30, 2013.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

Looking Ahead to 2013

In 2012, following a review of market and governance practice, the HR&CC recommended to the Board that the LARs program be ended. The Board approved the HR&CC recommendation, discontinuing the practice of providing LARs for options granted under the Suncor Plans to executives, certain board members and key employees effective January 1, 2013.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         59

Termination and Change of Control Benefits

The table below shows the incremental amounts to which the Named Executive Officers, other than Mr. George, would be entitled to under the circumstance of a change of control and or termination on December 31, 2012. Mr. George is not included in the following table as he retired on July 31, 2012 (1).

Type of Termination	Base Salary ($)	Short-Term Incentive (2) ($)	Long-Term Incentive (3) ($)	Pension ($)	Total Payout ($)

S.W. WILLIAMS
Resignation	—	—	37 266	—	37 266
Retirement	—	—	37 266	—	37 266
Termination (Without Cause)	2 500 000	3 125 000	37 266	4 789 974	10 452 240
Change of Control (4)	2 500 000	3 125 000	6 357 663	4 789 974	16 772 637
Change of Control (5)	—	—	2 280 392	—	2 280 392
Change of Control (6)	—	—	2 280 392	—	2 280 392

B.W. DEMOSKY
Resignation	—	—	—	—	—
Retirement (7)	—	—	—	—	—
Termination (Without Cause)	1 000 000	600 000	1 686 188	1 988 132	5 274 320
Change of Control (4)	1 000 000	600 000	1 686 188	1 988 132	5 274 320
Change of Control (5)	—	—	910 150	1 040 211	1 950 361
Change of Control (6)	—	—	910 150	—	910 150

B.J. JACKMAN
Resignation	—	—	17 888	—	17 888
Retirement	—	—	17 888	—	17 888
Termination (Without Cause)	375 000	855 358	17 888	—	1 248 246
Change of Control (4)(8)	375 000	855 358	2 356 695	—	3 587 053
Change of Control (5)(8)	—	—	1 027 295	—	1 027 295
Change of Control (6)(8)	—	—	1 027 295	—	1 027 295

M.S. LITTLE
Resignation	—	—	—	—	—
Retirement (7)	—	—	—	—	—
Termination (Without Cause)	1 140 000	855 000	2 574 627	2 758 413	7 328 040
Change of Control (4)	1 140 000	855 000	2 574 627	2 758 413	7 328 040
Change of Control (5)	—	—	1 133 889	1 373 899	2 507 788
Change of Control (6)	—	—	1 133 889	—	1 133 889

S.D.L. REYNISH
Resignation	—	—	—	—	—
Retirement (7)	—	—	—	—	—
Termination (Without Cause)	1 000 000	750 000	346 309	24 924	2 121 233
Change of Control (4)	1 000 000	750 000	346 309	1 668 308	3 764 617
Change of Control (5)	—	—	—	552 677	552 677
Change of Control (6)	—	—	—	—	—

(1)
Mr. George retired from Suncor on July 31, 2012 and would only be entitled to an incremental benefit at December 31, 2012 in the circumstance of a change of control. In this circumstance, Mr. George's 2011 PSU grant would accelerate vest resulting in an incremental value of $4,634,109 at December 31, 2012.

(2)
Short-Term Incentives include incremental annual bonus entitlement. For Mr. Jackman, also includes, as described in the "Termination Agreements and Change of Control Arrangements" section on page 58 of this management proxy circular, a value for mid- to long-term incentives.

(3)
Long-Term Incentives include the incremental value of the aggregate outstanding option-based and share-based awards held and 'in-the-money' that vest as a result of the termination or change of control.

(4)
Assumes involuntary termination on change of control.

(5)
Assumes voluntary termination on a change of control. In the case of pension, only applies to Messrs. Demosky, Little and Reynish as each have less than five years of executive service resulting in vesting of SERP benefits.

(6)
Assumes continued employment on change of control.

(7)
Messrs. Demosky, Little and Reynish are not eligible for retirement as of December 31, 2012.

(8)
Amounts for Mr. Jackman include long-term incentive treatment under a change of control for grants after 2009.

60        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2012, or their respective associates, were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF INCENTIVE PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2012.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	42 210 485	37.98	7 020 057
Equity compensation plans not approved by security holders	5 113 659	41.25	—

Total	47 324 144	38.33	7 020 057

The numbers shown beside "Equity compensation plans approved by security holders" refer to options granted under the SOP, ESP, the PCSOP and the SunShare 2012 Plan. The numbers shown beside "Equity compensation plans not approved by security holders" refer to the SKCSO Plan.

Suncor Energy Stock Option Plan.    The Suncor Energy Inc. Stock Option Plan (previously defined as the "SOP") provides for the grant of options to purchase Suncor common shares, as well as the grant of SARs and LARs, to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings.

Options entitle the holder to purchase shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a common share on the date of grant. The options and SARs generally have a term of seven years. A tandem SAR, which may be granted with an option, entitles the holder to receive, upon exercise, a payment equal to the difference between the Market Value of a Suncor common share on exercise and the exercise price of the related option. The "Market Value" under the SOP for grants prior to January 1, 2013 was the simple average of the high and low prices at which common shares were traded in one or more board lots on the TSX on the day prior to the grant date or exercise date, as the case may be. Effective for option grants on or after January 1, 2013, the SOP has been amended such that "Market Value" means the simple average of the daily high and low prices at which common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. Shareholder approval for this amendment is not required under the SOP or pursuant to the rules of the TSX and therefore will not be sought.

Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees. In 2012, the Board approved discontinuing the practice of providing LARs for options granted under the SOP to executives, certain board members and key employees effective January 1, 2013. See "Termination Agreements and Change of Control Arrangements – Limited Appreciation Rights".

Performance Share Unit Plan.    PSUs may pay out at a value between 0% and 200% of the number of PSUs initially awarded contingent upon Suncor's performance relative to a peer group of companies over a three year period. The peer group is chosen based on size and business scope criteria approved by the HR&CC. The peer group for grants beginning in 2010 includes North American energy companies. The peer group is reviewed, adjusted as appropriate and approved by the HR&CC

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         61

for each annual grant. The peer group for 2011 and 2012 PSU grants, along with other information about the peer group, is displayed below.

Peer	Revenue (1) (Billions) ($)	Market Capitalization (2) (Billions) ($)	Assets (1) (Billions) ($)

Anadarko Petroleum Corporation	13.2	37.0	51.9
Apache Corp.	16.5	30.6	57.9
BP plc	366.2	131.5	297.7
Canadian Natural Resources Limited	15.1	31.3	47.9
Cenovus Energy Inc.	17.4	25.1	24.4
Chevron Corporation	221.4	211.0	223.5
ConocoPhillips	226.1	70.2	113.6
Devon Energy Corporation	9.0	21.0	42.9
Encana Corporation	5.9	14.5	18.6
EOG Resources, Inc.	10.5	32.6	27.6
Hess Corporation	37.3	17.8	41.6
Husky Energy Inc.	23.6	28.9	33.5
Imperial Oil Ltd.	29.9	36.2	28.5
Marathon Oil Corporation	15.0	21.6	34.0
Occidental Petroleum Corporation	23.7	61.9	64.6
Royal Dutch Shell plc	457.7	221.9	355.0
Talisman Energy Inc.	7.7	11.6	23.7
Total SA	227.4	115.7	219.7

Distribution	Revenue (1) (Billions) ($)	Market Capitalization (2) (Billions) ($)	Assets (1) (Billions) ($)

25 th percentile	13.7	22.5	29.7
Median	20.5	32.0	45.4
75 th Percentile	175.4	68.1	101.4

Suncor	39.7	49.8	77.2
Suncor Percentile Ranking	72%	67%	72%

(1)
Percentile rank for Revenue is based on results reported for the nine months ended September 30, 2012 and for Assets is based on results reported as of September 30, 2012. Where applicable, results are converted to Canadian dollars based on the exchange rate on September 30, 2012.

(2)
Percentile rank for Market Capitalization is based on results reported as of December 31, 2012. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2012.

Performance and the corresponding payout, if any, is measured by reference to Suncor's TSR relative to its peer group. The PSU Plan was amended in 2009 to provide for notional dividend reinvestment for awards granted after January 1, 2010.

Vesting for 2011 and 2012 grants of PSUs reward performance between the 25th and 100th percentiles of the peer group identified above as follows.

Percentage of PSUs Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group
50% to 200% (1)	Suncor TSR greater than or equal to the 25th percentile

(1)
Payout is based on actual interpolated position between the 25th percentile and the top performing company.

At the end of the three-year performance period, relative TSR is measured, the payout value is determined and, if applicable, subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

Since inception in 2004 the PSU vesting levels based on relative TSR performance have been as follows:

PSU Grant Year	Vesting Level

2004	100%
2005	100%
2006	Bottom Quartile / 0%
2007	Bottom Quartile / 0%
2008	Bottom Quartile / 0%
2009	112%
2010	111%

62        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines.

Looking Ahead to 2013

The HR&CC has approved an amendment to the PSU peer group following its 2012 annual review of the peer group companies. Effective for PSU grants made on or after January 1, 2013, the current peer group of 18 companies was reduced by three companies in line with peer group selection criteria.

The HR&CC also approved an amendment in the PSU vesting design in 2012. Effective for grants made on or after January 1, 2013, the PSU vesting level will be determined based on company grouping rank versus individual company percentile rank. The design change simplifies the way we measure performance and communication, while maintaining focus on performance.

Restricted Share Unit Plan.    The RSU Plan was established in January 2009 by the HR&CC. RSUs may be granted to key employees, senior managers and executives of Suncor as part of their competitive compensation in order to increase the retention aspects of the overall equity programs, as well as to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average share price for the last 20 trading days of the restricted period. Awards under the RSU Plan are administered by the HR&CC. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan was amended in 2009 to provide for notional dividend reinvestment for grants after January 1, 2010.

Closed Plans.    The following table provides the key terms of the Suncor equity based plans that are closed to new grants.

Year Approved	Plan Name (1)	Award Type (2)	No. Outstanding at February 22, 2013 (% of outstanding shares)	Vesting Schedule		Expiry (3)	Performance Conditions

1992	Suncor Executive Stock Plan (ESP)	Option	3 739 560 (0.25%)	1/3 per yr over 3 yrs		10 years	No
1997	Suncor Special Performance Incentive Plan (closed March 31, 2002) (SPIP)	DSU	172 429	—		—	No
1997	Petro-Canada Restricted Share Unit Plan (Non-Employee Directors of Petro-Canada) (closed Dec. 31, 2003) (PCRSU)	RSU	39 909	—		—	No
2000	Petro-Canada Deferred Share Unit Plans (Eligible Employees of Petro-Canada) (PCDSU) (4)	DSU	160 737	—		—	No
2004	Petro-Canada Employee Stock Option Plan (PCSOP)	Option	10 290 256 (0.68%)	1/4 per yr over 4 yrs		7 years	No
2004	Suncor Key Contributor Stock Option Plan (SKCSO)	Option	5 075 917 (0.33%)	1/3 per yr over 3 yrs		10 years	No
2004	Petro-Canada Deferred Share Unit Plan (Non-Employee Directors of Petro-Canada) (PCCDSU) (5)	DSU	82 969	—		—	No
2007	Suncor SunShare 2012 Plan (SunShare 2012 Plan)	Option	4 860 895 (0.32%)	Share Price and TSR Targets	(6)	September 27, 2014	Yes (7)
2007	Petro-Canada Stock Appreciation Rights Plan (PCSAR) (8)	SAR	7 184 327	1/4 per yr over 4 yrs		7 years	No

(1)
All plans closed effective August 1, 2009, unless otherwise noted.

(2)
Option grants may include associated LARs.

(3)
Period of time from grant date until maximum expiry. Where no period indicated, maximum expiry is same as vesting schedule.

(4)
Includes two DSU plans. The first allowed eligible employees (as that term is defined in the plan) to elect to have their bonus payable in the next calendar year in DSUs. The second allowed eligible employees (as that term is defined in the plan) to receive DSUs at the discretion of the Management Resources and Compensation Committee of Petro-Canada.

(5)
Members (as that term is defined in the plan) could elect to have all or a portion of their annual board retainer and meeting fees in DSUs.

(6)
Share price targets under the SunShare 2012 Plan were achieved on May 12, 2008 and May 18, 2011. TSR target was not achieved. See footnote 7 for details on performance conditions.

(7)
The performance criteria include aggressive share price and TSR targets that align employee performance with shareholders' interests. Specifically, the performance criteria for 100% vesting of the SunShare 2012 options include two common share price targets and relative TSR performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gains and dividends over the measurement period.

(8)
The PCSAR Plan provides a cash payment to participants equal to the appreciation in share price between the date the SARs were granted and the date the SARs are exercised. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the HR&CC in its discretion at the time the SARs were granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SAR was granted.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         63

Aggregate Potential Dilution.    The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 3.0% at February 22, 2013. Suncor has no other equity compensation plans involving newly issued securities.

2012 Grant Rate (Run Rate): Stock options granted under the SOP in 2012 of 5,100,900 totalled less than 1% (approximately 0.3%) of shares outstanding at the end of 2012.

Additional Terms of Equity Compensation Plans:

•
The Suncor Plans contain an amendment provision providing that the Board may amend, suspend or terminate the plans as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval as mandated by the respective plans including: (a) an increase in the number of securities reserved under the plans; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder (other than as may be permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plans to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment that increases the maximum number of options available for annual grants to non-employee directors.

•
The PCSOP contains an amendment provision providing that the HR&CC may amend the plan: (a) to make formal, minor or technical modifications to any of the provisions; (b) to change any of the provisions provided the change is not materially prejudicial to the interests of the option holders; or (c) to correct any ambiguity, defective provisions, error or omissions in the provisions of the plan provided that the rights of the option holders are not prejudiced by the correction. Subject to the obtaining of any required regulatory or other approvals, any other amendment is only effective after it has been approved by option holders, in accordance with the plan.

•
No one person or company is entitled to receive more than 5% of the issued and outstanding common shares.

•
All or any portion of an option or LAR granted under any of the Suncor Plans, or any entitlement to receive an option or LAR, is non-transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. Each option under the PCSOP is non-assignable and the rights of a holder under the PSCOP are non-transferable. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

•
The exercise price of each option granted under the Suncor Plans and the PCSOP cannot be less than the fair market value of a common share at the time of grant.

•
Options granted prior to 2012 under the Suncor Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. The SOP was amended in 2012. We did not obtain shareholder approval for these amendments because they did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval. Pursuant to the amendments, awards made under the SOP on or after January 1, 2012 will no longer automatically vest upon a change of control. Rather, upon the happening of a change of control, the SOP will require that awards that have been granted under the SOP on or after January 1, 2012 and that remain outstanding on the change of control be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder's options will not vest upon or in connection with a change of control unless his or her employment is terminated within twelve months of the change of control (other than for cause), in which case the options will vest upon the holder's termination and shall expire three months following the termination date.

•
The Suncor Plans and the PCSOP provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
The aggregate number of common shares which may be reserved for issuance under the SOP and all other security based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. Vested options expire one year after termination of employment due to death and no later than three years after termination of employment due to retirement. If a holder is absent from work as a result of a permitted leave, the holder's options shall continue to vest for a period of twenty-four months from the date of commencement of the leave and the right to exercise such holder's options shall terminate no later than the expiration of twelve months from the date that is twenty-four months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of twenty-four months

64        SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

  from the date of commencement of the permitted leave then the holder's options which were not exercisable twenty-four months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

•
Pursuant to the ESP and the SKCSO, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire no later than one year after termination of employment due to death and no later than three years after termination of employment due to retirement. If a holder becomes entitled to disability benefits, the holder's options shall continue to vest for a period of twenty-four months from the date of entitlement to disability benefits and the right to exercise such holder's options shall terminate no later than the expiration of twelve months from the date that is twenty-four months from the date of commencement of such entitlement. If the holder has not returned to active service prior to the expiration of twenty-four months from entitlement to disability benefits then the holder's options which were not exercisable twenty-four months from the date of entitlement shall immediately terminate.

•
Pursuant to the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death.

•
Pursuant to the PCSOP, unless otherwise determined at the time of grant, in the event of: (a) the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier; (b) voluntary retirement of an option holder, all options held shall immediately vest upon the date of retirement and may be exercised after vesting for up to three years after retirement or until the normal expiry date, if earlier; (c) the termination without cause of the option holder's employment, options vested on the effective date of the termination may be exercised within the earlier of 90 days of the effective date of termination or the normal expiry date and all other options expire immediately; and (d) termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$150 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2012, Suncor paid premiums of approximately US$1.4 million for directors and officers insurance for the 12-month period ending July 1, 2012.

CORPORATE GOVERNANCE

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange ("NYSE"). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2011 and 2012 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C attached to this management proxy circular under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices. This Statement has been approved by the Board, on the recommendation of its Governance Committee. Suncor's Statement can be found in Schedule C attached to this management proxy circular.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR         65

SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS

The following tables provide details of options held by directors as at December 31, 2012, other than Steven W. Williams, Suncor's President and CEO.

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Mel E. Benson	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

John T. Ferguson	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	326 400
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	129 280
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	78 320
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	6 000	47.34	July 31, 2017	—
	July 29, 2008	6 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

W. Douglas Ford	Apr. 29, 2004	16 000	16.55	Apr. 29, 2014	258 560
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	78 320
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

John R. Huff	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	326 400
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	129 280
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	78 320
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

A-1 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Michael W. O'Brien	Apr. 24, 2003	4 000	12.31	Apr. 24, 2013	81 600
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	129 280
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	78 320
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Eira M. Thomas	Apr. 26, 2006	16 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

(1)
Value reported reflects the 'in-the-money' amount between the closing price on the TSX of a Suncor common share on December 31, 2012 ($32.71) and the exercise price of the exercisable and non-exercisable options held as of December 31, 2012.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR A-2

SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS

The following tables provide details of options held by the Named Executive Officers as at December 31, 2012. Details of options granted to Named Executive Officers subsequent to December 31, 2012 are included in the "Compensation Discussion and Analysis" section of the management proxy circular.

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (2) ($)

S.W. Williams	Jan. 24, 2003	100 000	13.07	Feb.16, 2013	1 964 000
President and CEO	Aug. 5, 2003	57 000	12.78	Aug. 5, 2013	1 136 010
	Jan. 29, 2004	50 000	17.29	Jan. 29, 2014	771 000
	Feb. 3, 2005	48 000	20.78	Feb. 3, 2015	572 640
	Feb. 2, 2006	48 000	46.05	Feb. 2, 2016	—
	Jan. 30, 2007	46 000	43.72	Jan. 30, 2017	—
	Mar. 19, 2007	24 000	40.29	Mar. 19, 2017	—
	Sept. 28, 2007	110 000 (3)	47.55	Sept. 27, 2014	—
	Feb. 4, 2008	70 000	47.52	Feb. 4, 2018	—
	Jan. 27, 2009	65 000	24.50	Jan. 27, 2019	533 650
	Feb. 5, 2010	130 000	31.85	Feb. 5, 2017	111 800
	Feb. 7, 2011	200 000	41.24	Feb. 7, 2018	—
	Feb. 6, 2012	368 000	34.58	Feb. 6, 2019	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (2) ($)

R.L. George	Jan. 29, 2004	180 000	17.29	Jan. 29, 2014	2 775 600
Former Chief Executive Officer	Feb. 3, 2005	144 000	20.78	Feb. 3, 2015	1 717 920
	Feb. 2, 2006	158 000	46.05	Aug. 1, 2015	—
	Jan. 30, 2007	166 000	43.72	Aug. 1, 2015	—
	Sept. 28, 2007	160 000 (3)	47.55	Sept. 27, 2014	—
	Feb. 4, 2008	156 000	47.52	Aug. 1, 2015	—
	Jan. 27, 2009	136 000	24.50	Aug. 1, 2015	1 116 560
	Feb. 5, 2010	306 300	31.85	Aug. 1, 2015	263 418
	Feb. 7, 2011	412 800	41.24	Aug. 1, 2015	—
	Feb. 6, 2012	400 000	34.58	Aug. 1, 2015	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (2) ($)

B.W. Demosky	Feb. 2, 2006	5 466	46.05	Feb. 2, 2016	—
Chief Financial Officer	Jan. 30, 2007	6 000	43.72	Jan. 30, 2017	—
	Sept. 28, 2007	22 000 (3)	47.55	Sept. 27, 2014	—
	Feb. 4, 2008	7 400	47.52	Feb. 4, 2018	—
	Mar. 3, 2008	2 600	51.23	Mar. 3, 2018	—
	Apr. 1, 2008	23 936 (3)	49.36	Sept. 27, 2014	—
	Jan. 27, 2009	10 000	24.50	Jan. 27, 2019	82 100
	Feb. 5, 2010	45 000	31.85	Feb. 5, 2017	38 700
	Feb. 7, 2011	80 000	41.24	Feb. 7, 2018	—
	Feb. 6, 2012	70 000	34.58	Feb. 6, 2019	—

B-1 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (2) ($)

B.J. Jackman	Feb. 14, 2003	128 000	20.07	Feb. 13, 2013	1 617 920
Executive Vice President, Refining and Marketing	Mar. 1, 2006	64 000	40.67	Feb. 28, 2013	—
	Feb. 23, 2007	96 000	34.34	Feb. 22, 2014	—
	Feb. 22, 2008	96 000	36.82	Feb. 21, 2015	—
	Feb. 24, 2009	134 400	19.44	Feb. 23, 2016	1 783 488
	Feb. 5, 2010	62 400	31.85	Feb. 5, 2017	53 664
	Feb. 7, 2011	90 000	41.24	Feb. 7, 2018	—
	Feb. 6, 2012	120 000	34.58	Feb. 6, 2019	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (2) ($)

M.S. Little	Nov. 17, 2008	20 000	23.30	Nov. 17, 2018	188 200
Executive Vice President, Oil Sands and In Situ	Dec. 1, 2008	47 620 (3)	47.55	Sept. 27, 2014	—
	Jan. 27, 2009	18 000	24.50	Jan. 27, 2019	147 780
	Feb. 5, 2010	43 000	31.85	Feb. 5, 2017	36 980
	Feb. 7, 2011	100 000	41.24	Feb. 7, 2018	—
	Feb. 6, 2012	130 000	34.58	Feb. 6, 2019	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (2) ($)

S.D.L. Reynish	Feb. 6, 2012	93 800	34.58	Feb. 6, 2019	—
Executive Vice President, Oil Sands Ventures

(1)
Unless noted, refers to options granted under the SOP, closed ESP and closed PCSOP.

(2)
Value reported reflects the 'in-the-money' amount between the closing price on the TSX of a Suncor common share on December 31, 2012 ($32.71) and the exercise price of the exercisable and non-exercisable options held as of December 31, 2012.

(3)
Options granted under the closed SunShare 2012 Plan. Of note, a portion of the options were cancelled on January 1, 2013 as performance conditions were not met.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR B-2

SCHEDULE C: CORPORATE GOVERNANCE SUMMARY

THROUGHOUT THIS SUMMARY, THERE ARE REFERENCES TO INFORMATION AVAILABLE ON THE SUNCOR ENERGY INC. ("SUNCOR" OR THE "CORPORATION") WEB SITE (1). ALL SUCH INFORMATION IS AVAILABLE AT WWW.SUNCOR.COM UNDER THE "ABOUT US-GOVERNANCE" TAB. IN ADDITION, SHAREHOLDERS MAY REQUEST PRINTED COPIES OF THESE MATERIALS BY CONTACTING SUNCOR AT THE ADDRESS ON THE BACK OF THIS CIRCULAR, BY CALLING 1-800-558-9071 OR BY EMAIL REQUEST TO INFO@SUNCOR.COM.

"The Board is comprised of a majority of independent directors (11 of 12 members (91.7%)). All of the members of the committees of the Board are independent. Suncor's independent directors meet in camera at the beginning and end of each board and committee meeting without management present."
Board of Directors – Composition and Independence

The cornerstone of Suncor's governance system is its board of directors (the "Board" or "Board of Directors"), whose duty is to supervise the management of Suncor's business and affairs. The composition of the Board and its independence are important elements of this system. Steven W. Williams, Suncor's President and Chief Executive Officer ("CEO") is the only member of the Board who is not independent. Following the annual general meeting and assuming that all directors are elected as contemplated in the Circular, 11 of 12 members (91.7%) of the Board will be independent directors. A short biography of each Suncor director standing for election can be found starting on page 8 of the Circular.

Each of the Governance, Audit and Human Resources and Compensation Committee ("HR&CC") are required to be and are comprised entirely of independent directors. In addition, the Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee is comprised entirely of independent directors.

Suncor's independent directors meet in-camera at the beginning and end of each Board meeting without management present. Mr. Williams, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by John T. Ferguson, who has been Suncor's independent chairman since April 2007. The Board's committees also hold in-camera sessions without management present immediately before and following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or another independent director.

The Board has developed and approved written position descriptions for the Board chairman and Board committee chairs, each of which are available on Suncor's website. The position description for Suncor's chairman of the Board is also set out in Schedule D attached to the Circular. The position descriptions for the Board chairman and Board committee chairs supplement the Terms of Reference, as defined below, and are reviewed annually by the Governance Committee. Any changes to the position descriptions are recommended by the Governance Committee to the full Board.

The Board reviews the independence of its members annually. The Board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 65 of the Circular). The independence criteria are set out in Schedule E attached to the Circular.

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with Suncor and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

(1)
Information on Suncor's web site, though referenced herein, does not form part of this Schedule or the management proxy circular (the "Circular") to which this Schedule is attached.

C-1 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out in the biographies on pages 8 to 13 of the Circular. No members of the Board sit together on the board of any other entity.

Some members of the Board are involved with companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the Board. In the event there is any material discussion of these arrangements or any arrangements involving competitors of these entities by the Board, these directors are expected to declare such interest and absent themselves from the boardroom during those discussions.

"The Board has adopted terms of reference, which include a board mandate."
Terms of Reference

The Board has adopted terms of reference (the "Terms of Reference"), which serve as the charter of the Board and which are reviewed by the Board at least annually. The Terms of Reference include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees and a mandate that describes its major responsibilities, goals and duties. These major responsibilities, goals and duties range from specific matters, such as the declaration of dividends that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule F attached to the Circular.

The Board of Directors discharges its responsibilities through preparation for and attendance at, regularly scheduled meetings and through its four standing committees, namely the Governance Committee, the Audit Committee, the EHS&SD Committee and the HR&CC. Each committee has a written mandate that is reviewed annually by such committee. In considering the appointment of members to the committees, the Board ensures that each committee includes directors of diverse background and at least one director with significant expertise relevant to the committee's roles.

Each of these committees is comprised solely of independent directors and, except where otherwise specified in the Terms of Reference, or in Suncor's by-laws, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, these committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate. For a brief summary of the key functions, roles and responsibilities of Board committees, see "Board Committees" on page 6 of this Schedule.

The Board of Directors delegates day-to-day management of Suncor's business to Suncor's CEO and other members of senior management. The Board, through the CEO, sets standards of conduct, including Suncor's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business of Suncor. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

The Board has developed and approved a written position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management's relationship with the Board. A copy of the CEO position description is available on Suncor's website.

The following is a description of some key duties of the Board as set out in the Terms of Reference. The following description is not exhaustive. For more information, please refer to the "Board Committees" section on page 6 of this Schedule, the Terms of Reference set out in Schedule F attached to this Circular and the mandates of the Board committees, available on Suncor's web site.

Ethics.    The Terms of Reference explicitly recognize that the Board, through the CEO, sets Suncor's standards of conduct, including Suncor's general moral and ethical tone and standards for compliance with applicable laws. The Terms of Reference also state that the Board should be satisfied that the CEO is creating and fostering a culture of integrity within Suncor. The Board plays an active role in this area through its oversight of Suncor's standards of business conduct code (the "Code") and

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR C-2

compliance program (see "Ethical Business Conduct" on page 8 of this Schedule) and through its assessment and evaluation of the performance of the CEO. The CEO's position description includes accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization.

Strategic Planning.    One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals and the strategies for achieving them. The Board is responsible for ensuring Suncor has an effective strategic planning process and for annually approving the capital budget and the strategies reflected in Suncor's long-range plan. A Board meeting principally devoted to corporate strategy is held annually. The Governance Committee assists the Board by annually assessing Suncor's planning and budgeting processes and by acting as an effective sounding board for management on key strategic initiatives. It also works with management to design the annual strategy meeting and assesses the effectiveness of this meeting. The Board is continually provided with updates on the human, technological and capital resources required to implement Suncor's strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor carrying out its business objectives.

Risk Oversight.    One of the major responsibilities of the Board is to oversee the identification of the principal risks of Suncor's business and ensure there are systems in place to effectively identify, monitor and manage them. At Suncor, a principal risk is generally defined as an exposure that has potential to materially impact Suncor's ability to meet or support its strategic objectives.

SUNCOR HAS ADOPTED TOOLS, INCLUDING AN ENTERPRISE RISK MANAGEMENT SYSTEM, OPERATIONAL EXCELLENCE MANAGEMENT SYSTEM AND TRADING RISK MANAGEMENT POLICY, TO IDENTIFY AND MANAGE RISK.

"The board undertakes an annual principal risk review and monitors risk and in-place management of risk throughout the year."
As part of its risk management governance system, the Board undertakes an annual principal risk review which involves the identification and assessment of the principal risks of Suncor's business and a review of the risk management strategies and systems being employed by management to identify, monitor and manage these risks. The Board has also overseen the development by management of Suncor's Enterprise Risk Management Program (the "ERM Program"). In accordance with the ERM Program, senior management undertakes an entity-wide process to identify, classify, assess and report on Suncor's principal risks and management strategies to address risk, which is reviewed by the Board in its annual principal risk review, and the governance of which is reviewed by the Audit Committee semi-annually. The Audit Committee independently verifies management's assessment of risk by reviewing and approving the appointment of the general manager of Suncor's Internal Audit and Enterprise Risk Management functions, who reports directly to the Audit Committee regarding Enterprise Risk Management's evaluation of the effectiveness of Suncor's risk management process. In addition, members of the Board are encouraged to ask questions of management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, monitored and managed. The high level of engagement of Board members, as well as their extensive experience, contributes to the Board's risk oversight role. For a detailed explanation of the risks applicable to Suncor and its businesses, see "Risk Factors" in Suncor's Annual Information Form dated March 1, 2013, filed at www.sedar.com.

In its risk oversight role, the Board has overseen the development by management of Suncor's Operational Excellence Management System ("OEMS"), which is an overarching framework for Suncor to manage all aspects of operational risk. OEMS consists of a series of elements, with corresponding implementation guidelines, that organize and link into one platform all key standards, systems and processes required to manage operational risks and environmental impacts, and deliver safe, reliable operations.

The committees of the Board also play a significant risk oversight role. As mentioned above, the Audit Committee conducts periodic reviews to monitor Suncor's principal risks and the management of same and ensures such principal risks are reflected in the mandates of the Board and its committees. As part of this review, each risk is mapped to a Board committee or the full Board as appropriate, for oversight. The Audit Committee, for example, reviews significant physical security management, IT security or business recovery risks and strategies to address such risks. In addition, the Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and trading activities. In this role, the Audit Committee oversaw Suncor's adoption of a Trading Risk Management Policy (the "Trading Policy") to address commodity trading risk. The Trading Policy requires all such activities to occur in the group responsible for trading, so that trading risks can be properly monitored, controlled and reported. The Board has set the trading commodities, trading term limits, value at risk limits and stop loss limits under the Trading Policy and any changes to the foregoing require Board approval. The Board reviews and monitors Suncor's compliance with the Trading Policy through the Audit Committee, which receives a quarterly report that summarizes Suncor's trading activities and provides an assessment of Suncor's financial exposure risk from these activities.

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Another committee playing a significant risk oversight role is the EHS&SD Committee. The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development. In fulfilling this role, the EHS&SD Committee reviews the results of evaluations of internal controls by the Operations Integrity Audit function as well as progress reports on the implementation of OEMS by Suncor, and reports to the Board of Directors on these matters. In addition, the EHS&SD Committee reviews and approves the appointment or termination of the Director, Operations Integrity Audit, the engagement (including the audit scope, approach, performance and fees) or termination of the external Operations Integrity Auditors and organizational structure of the Operations Integrity Audit department. The EHS&SD Committee also reviews the Operations Integrity Audit charter and its annual audit plans and activities.

The Governance Committee assists the Board by reviewing and assessing emerging risk areas that do not fall under the mandate of another Board committee. In addition, the Governance Committee oversees the Board's governance oversight of Suncor's reputation risk by conducting periodic reviews to ensure the key elements of Suncor's reputation risk are appropriately identified and reflected in the mandate of the Board and its committees, and to exercise stewardship over residual reputation risks that are not addressed by another Board committee.

The HR&CC likewise assists the Board by ensuring executive compensation related reputational risks are understood and considered, and by reviewing compensation programs to ensure they do not encourage excessive or inappropriate risk taking. The HR&CC also reviews and approves any material incentive plans and amendments to existing incentive plans to, amongst other things, examine their risk implications.

"Effective succession planning has long been a focus of the board. The HR&CC reviews the succession planning process and results for executive management annually."
Succession Planning and Monitoring/Evaluating Senior Management.The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The HR&CC is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization's structure as they arise and their impact on executive roles.

The HR&CC undertakes an annual review of the succession planning process and results for executive management and reports to the Board on these matters. As part of this annual process, the CEO, supported by the Senior Vice President, Human Resources, reviews candidates for the CEO and other executive management positions with the

HR&CC. In its July 2012 meeting, the HR&CC reviewed Suncor's succession planning process and its succession plans for Suncor's executive management team, and subsequently reported to the Board that they found that management has a strong process in place for identifying high potential employees, and the creation of development plans to prepare such individuals for higher level jobs.

The Board also reviews Suncor's processes for successors for its vice presidents, employees who directly report to its vice presidents and managers. Successors are identified using a formalized and consistent process which rigorously assesses leadership potential across Suncor, using specific and clear criteria, including employees' performance, aspirations, engagement, agility, experience and capabilities. To support the development of future leaders, Suncor offers employees multi-day experiences focused on leadership skills and managing resources to support leadership competence as a core organizational capability.

The Board encourages the CEO to expose the Board to Suncor's executives and high potential employees, both for succession planning and career development and to provide the Board with a broader perspective and context on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor's President's Operational Excellence Awards, or when they visit Suncor's facilities (see "Orientation and Continuing Education" on page 7 of this Schedule).

The HR&CC assists the Board in monitoring the performance of the CEO by conducting an annual review of the CEO's performance against predetermined goals and criteria (including the goal of succession planning) and reporting to the Board as well as recommending to the Board the total annual compensation of the CEO (see "Compensation Discussion and Analysis" beginning on page 25 of the Circular). The HR&CC also reviews with the CEO the performance of his direct reports and recommendations for their total compensation.

Communication/Disclosure Policy and Stakeholder Feedback.    Suncor has a disclosure policy called "Communications to the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts,

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR C-4

other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. The Code (see "Ethical Business Conduct" on page 8 of this Schedule) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer ("CFO"). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, external website, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), management proxy circulars, annual information forms/Form 40-F and press releases containing significant new financial information, among others.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders and that these systems are appropriately resourced. Suncor currently maintains a toll-free phone number as well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to attend Suncor's annual meeting. The annual meeting provides a valuable opportunity to hear directly from Suncor's management about the results of Suncor's business and operations, as well as its strategic plans. Members of the Board are in attendance at annual meetings and the chairman of the Board and the chair of each Board committee are available to answer questions as appropriate.

"The Board has adopted a shareholder communication and engagement policy."
The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance (collectively, "Interested Parties") and to that end, has adopted a Board of Directors' Shareholder Communication and Engagement Policy

(the "Engagement Policy"). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address set forth on the back page of the Circular or via email at: info@suncor.com, subject line: Attention: [Chairman of the Board / Chair of [Insert Board Committee Name]] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession process, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board's supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the chairman of the Board or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.

Expectations and Responsibilities of Directors.    The Terms of Reference, supplemented by a Board approved accountability statement for directors (the "Accountability Statement"), which is available on Suncor's web site, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2012 are set out on page 10 of this Schedule.

Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Internal Controls.    The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor's financial reporting, management information, internal controls and Suncor's Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee (2)).

(2)
References throughout this Schedule to "Internal Audit" in relation to the Audit Committee do not include the operations integrity audit department.

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The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the Internal Auditors. The appointment or termination of the general manager in charge of Internal Audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and recommends appointees to the office of the CFO.

Board Committees

In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandate of each Board committee is available on Suncor's web site.

Governance Committee.    The Governance Committee assists the Board in two main areas: corporate governance; and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles.

"The Governance Committee closely monitors emerging best practices in governance."	In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends seminars, conferences and meetings on governance and updates the committee on developing trends and practices. In 2012, workshops hosted by the Canadian Society of Corporate Secretaries and Canadian and U.S. law firms were attended. In addition, Suncor participated in a group comprised of corporate secretaries from large issuers in which members consult with one another and share ideas about governance issues. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The Corporation's legal function also monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee. The committee also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and Suncor's corporate reputation and assists the Board in its strategy role (see "Strategic Planning", under the heading "Terms of Reference" on page 3 of this Schedule).

The Governance Committee reviews and reports to the Board on directors' compensation issues. The Governance Committee has developed, in consultation with the HR&CC and outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board has set director compensation based upon recommendations from this committee.

Audit Committee.    The Audit Committee assists the Board in matters relating to Suncor's external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to Suncor's internal controls and the Internal Audit function (see "Internal Controls", under the heading "Terms of Reference" on page 5 of this Schedule).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, MD&A, annual information form and Form 40-F. The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluator. The Audit Committee approves the appointment and terms of engagement (including fees) of the reserves evaluator, including their qualifications and independence and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the Audit Committee prior to approval by the full Board of Directors.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR C-6

and investment strategy of Suncor's registered pension plan. The Audit Committee oversees generally the Board's risk management governance model (see "Risk Oversight", under the heading "Terms of Reference" on page 3 of this Schedule) and also monitors Suncor's business conduct code compliance program (see "Ethical Business Conduct" on page 8 of this Schedule).

Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Mr. O'Brien and Mr. D'Alessandro, members of the Audit Committee and independent directors, to be such experts. The criteria for assessing the financial literacy of Audit Committee members and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference in Schedule F attached to the Circular.

For additional information about Suncor's Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated March 1, 2013, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee.    The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness with which management establishes and maintains appropriate EHS&SD policies. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews quarterly, annual and other management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor's EHS&SD progress, plans and performance objectives, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development (see "Risk Oversight", under the heading "Terms of Reference" on page 3 of this Schedule).

Human Resources and Compensation Committee.    The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and the chairman of the Board. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation. No member of the HR&CC is currently a chief executive officer of any other public issuer.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" on page 25 of the Circular. See also "Succession Planning and Monitoring/Evaluating Senior Management", under the heading "Terms of Reference" on page 4 of this Schedule.

Orientation and Continuing Education

AT LEAST ONCE ANNUALLY, THE BOARD MEETS AT A SUNCOR LOCATION OUTSIDE OF CALGARY SO THAT IT CAN LEARN ABOUT SUNCOR'S OPERATIONS AND COMMUNITIES IN WHICH THEY ARE CARRIED OUT. THE BOARD HAS A STRATEGIC EDUCATION PROGRAM AND CONTINUING EDUCATION POLICY IN PLACE, BOTH OF WHICH WERE EFFECTIVELY UTILIZED IN 2012.

Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of some of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors' portal.

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor's operations and the communities in which they are located. The presentations and tours also serve as opportunities for directors to meet and familiarize themselves with senior executives and high potential employees.

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The Governance Committee maintains the Board's strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies. In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for speakers and / or presentations from internal or external sources.

The Board's Director Continuing Education Policy also encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board, with the approval of the chairman of the Board or chair of the Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance, including the programs attended in 2012 by Ms. McCaw and Mr. Benson noted in the table below.

During 2012, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below.

Date	Topic	Presented/Hosted By	Attended By

January 31, 2012	Long-term global economic trends	Economist (external speaker)	All directors
January 31, 2012	Suncor's view of world energy market trends	General Manager, Corporate Strategy and Planning	All directors
January 31, 2012	External market view of Suncor, including investor perceptions of Suncor and investor relations strategies	Investment Bank Analyst (external speaker)	All directors
January 31, 2012	Integrated business process improvement within Suncor	Senior Vice President, Chief Process and Information Officer	All directors
February 1, 2012	Sustainability and stakeholder issues impacting the energy industry	Vice President, Sustainability	EHS&SD Committee Members
March 15, 2012	Boardroom Financial Essentials course, an intensive course that focused on linking financial decisions and approvals to strategic oversight of an organization	Institute of Corporate Directors	Maureen McCaw
July 13, 2012	Forum on best practices in operational and environment, health and safety risk governance focusing on emergency response	Governance and Assurance Advisory Services Provider (external provider)	Mel Benson
July 23, 2012	Tour of Suncor's Oil Sands and In Situ operations and growth projects, including meetings with senior executives and employees during the tour and detailed briefings on Suncor's Oil Sands business, including its priorities, opportunities and risks. The Board subsequently met with community stakeholders to learn more about stakeholder perspectives and concerns	Management and employees	All directors
September 20, 2012	Forum on best practices in operational and environment, health and safety risk governance focusing on governance of catastrophic risk and strategies for moving capital projects forward	Governance and Assurance Advisory Services Provider (external provider)	Mel Benson
November 12, 2012	Update on committee governance practices	Governance and Assurance Advisory Services Provider (external speaker)	EHS&SD Committee Members
November 12, 2012	Update on United States securities law developments	Vice President & Treasurer and Director Legal Affairs, Corporate	Audit Committee Members

"Suncor has adopted a business conduct code, supported by detailed guidance and standards and a code compliance program."
Ethical Business Conduct

Sound, ethical business practices are fundamental to Suncor's business. The Code, which applies to Suncor's directors, officers, employees and contract workers, requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations and accounting, reporting and business control. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR C-8

contract worker is required annually to read a summary of the Code and affirm that he or she has reviewed the summary, affirm that he or she understands the requirements of the Code and provide confirmation of his or her compliance with the Code during the preceding year. The summary provided includes a message from the President and CEO, emphasizing Suncor's values and making it clear that all representatives of Suncor are expected to conduct daily business in a safe, fair, honest, respectful and ethical manner.

The Board exercises stewardship over the Code in several respects. Suncor's Internal Auditors audit the compliance program annually and the general manager of Internal Audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee.

Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process and any changes are reviewed by the Governance Committee. Any waivers of Code requirements for Suncor's executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof and disclosed. No such waivers were granted in 2012.

Suncor encourages employees to raise ethical concerns with Suncor management and Suncor's legal, corporate security, human resources and Internal Audit departments, without fear of retaliation. In addition, Suncor's "Integrity Hotline" provides a means for Suncor employees to raise issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's Internal Auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

Suncor provides additional specialized training for employees for matters governed by the Code, where it is determined such training would be beneficial. For example, all employees directly involved with Suncor's international and offshore operations are required to attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

The Code is available on Suncor's web site.

Conflicts of Interest

The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the chairman of the Board, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the chairman of the Board or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Board and Committee Meetings

The chairman of the Board, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where possible (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. The Board holds at least five meetings per year, one of which is principally devoted to strategy. If, during the course of the year, circumstances require Board or committee action or consideration, additional meetings are called.

The chairman of the Board works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting. Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

C-9 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Pursuant to the Terms of Reference, directors are expected to make every reasonable effort to attend all meetings of the Board and its committees. The following provides details about Board and committee meetings held during 2012 and the directors' attendance at these meetings.

BOARD AND COMMITTEES	NUMBER OF MEETINGS HELD IN 2012

Board	5	(1)

Governance Committee	5

Audit Committee	8	(2)(3)

HR&CC	6	(2)

EHS&SD Committee	5	(3)

NUMBER OF MEETINGS AND NUMBER OF MEETINGS ATTENDED

DIRECTOR	BOARD (1)	GOVERNANCE COMMITTEE	AUDIT COMMITTEE	HR&CC	EHS&SD COMMITTEE	COMMITTEES (TOTAL)	OVERALL ATTENDANCE

Mel E. Benson	4/5 (80%)	—	—	6/6	5/5	11/11 (100%)	15/16 (93.8%)

Dominic D'Alessandro	5/5 (100%)	5/5 (Chair) (4)	8/8	—	—	13/13 (100%)	18/18 (100%)

John T. Ferguson (5)	5/5 (100%) (Chairman)	—	—	—	—	—	5/5 (100%)

W. Douglas Ford	5/5 (100%)	5/5	—	6/6	—	11/11 (100%)	16/16 (100%)

Richard L. George (5)(6)	3/3 (100%)	—	—	—	—	—	3/3 (100%)

Paul Haseldonckx	5/5 (100%)	—	8/8	—	5/5 (Chair)	13/13 (100%)	18/18 (100%)

John R. Huff	4/5 (80%)	—	—	6/6	5/5	11/11 (100%)	15/16 (93.8%)

Jacques Lamarre (7)	5/5 (100%)	—	5/5	3/3	5/5	13/13 (100%)	18/18 (100%)

Brian F. MacNeill (8)	3/3 (100%)	3/3 (Chair) (4)	3/3	—	—	6/6 (100%)	9/9 (100%)

Maureen McCaw	5/5 (100%)	—	—	6/6	5/5	11/11 (100%)	16/16 (100%)

Michael W. O'Brien	5/5 (100%)	5/5	8/8 (Chair)	—	—	13/13 (100%)	18/18 (100%)

James W. Simpson	5/5 (100%)	5/5	—	6/6 (Chair)	—	11/11 (100%)	16/16 (100%)

Eira M. Thomas	5/5 (100%)	5/5	8/8	—	—	13/13 (100%)	18/18 (100%)

Steven W. Williams (5)	5/5 (100%)	—	—	—	—	—	5/5 (100%)

(1)
Board meetings held on July 24 - 25 and November 12 - 13 are each counted as one meeting for the purpose of the foregoing table.

(2)
A combined meeting of the Audit Committee and HR&CC was held in July 2012.

(3)
A combined meeting of the Audit and EHS&SD Committees was held in November 2012.

(4)
Mr. MacNeill acted as chair of the Governance Committee until his retirement in May 2012, following which Mr. D'Alessandro was appointed to act in such capacity.

(5)
Messrs. Ferguson and Williams are not members, and prior to his retirement, Mr. George was not a member, of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Ferguson attended such meetings of the committees of the Board on a non-voting basis as he determined appropriate in his capacity as chairman of the Board. In 2012, Mr. Williams also attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor.

(6)
Mr. George stepped down from the Board in connection with his retirement from Suncor on May 1, 2012.

(7)
In May 2012, Mr. Lamarre stepped down from the HR&CC and became a member of the Audit Committee.

(8)
In May 2012, Mr. MacNeill retired from the Board and the Audit and Governance Committees.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR C-10

Nomination of Directors

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance Committee. More information on the responsibilities, powers and operations of the Governance Committee is found beginning on page 6 of this Schedule.

In considering its recommendations, the Governance Committee acknowledges that the Board's membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. Directors are expected to bring these personal qualities to their role as a Suncor director and apply sound business judgment to help the Board make wise decisions and provide thoughtful and informed counsel to senior management.

Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including maintaining and updating from time to time, an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole, taking pending retirements into account, which is provided below. The Board has determined that the industry background and functional experience of the Board currently maps well to Suncor's business strategy, as well as its vision. Suncor's vision is to be a trusted steward of valuable natural resources. Guided by its values, Suncor leads the way to deliver economic prosperity, social wellbeing and a healthy environment, for today and tomorrow.

"An ever-green list of potential board candidates is maintained and updated as needed."
The above inventory is assessed as required to identify any capabilities, competencies, skills and qualities desired to be added to the Board in light of the Board's current needs and priorities. The Governance Committee uses this assessment as a basis for selection criteria describing the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members. The Governance Committee identifies candidates from a number of sources, including executive search firms, or referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member. The Governance Committee is required to retain an executive search firm or other third party expert to assist in completing reference and background checks on Board candidates. The Governance Committee may also engage these firms and experts to assist in carrying out any of its duties required to be carried out in relation to recruitment. Pursuant to Board policies, the Governance Committee is required to maintain and update as needed, a list of potential Board candidates for planned and unplanned vacancies through the form of an ever-green list.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the Board.

C-11 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

Retirement

THE CHIEF EXECUTIVE OFFICER AND OTHER MANAGEMENT DIRECTORS ARE REQUIRED TO LEAVE THE BOARD UPON THEIR RETIREMENT FROM SUNCOR. ALL OTHER DIRECTORS, ABSENT EXCEPTIONAL CIRCUMSTANCES, MUST RETIRE AT THE SHAREHOLDER MEETING FOLLOWING HIS OR HER 72 ND BIRTHDAY.

The Board has adopted a Retirement and Change of Circumstance Policy. The policy provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72 nd birthday. The Governance Committee, in consultation with the chairman of the Board, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension must be granted by the Board on the recommendation of the Governance Committee. The CEO and other management directors are required to leave the Board upon their retirement from Suncor.

"The Board has established an annual review process for the Board, its Committees, the Chairman, the Chair of each Committee and its members."
Assessment of Directors

Suncor's Board Effectiveness Policy establishes an annual process (the "Evaluation Process") whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the chairman of the Board, committee chairs and Board members and to identify areas where effectiveness can be improved or enhanced in these areas. The Evaluation Process carried out in 2012 showed that all individuals and committees were effectively fulfilling their responsibilities.

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) the Suncor Energy Board, Chairman of the Board and Committee Effectiveness Evaluation Form (the "Board Effectiveness Survey"), which explores the directors' views and solicits feedbacks on how well he or she believes the Board and its committees, including its chairs, are performing; and (ii) the Director Peer Feedback Survey (the "Peer Survey"), which explores the directors' views and solicits feedback on their assessment of other directors' performance, including their contributions, accountability, knowledge, experience and demonstration of high ethical standards.

The Evaluation Process includes open-ended questions to allow directors to suggest improvement. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees are functioning as they should in accordance with their mandates. Information obtained from the answers to these questions assists the Board in determining whether any of the Board or committee mandates or Board processes or policies need to be amended.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by the Corporate Secretary and presented on a report which is circulated to the chair of the Governance Committee and chairman of the Board, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the Governance Committee meeting in January and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results, recommendations and action items at the January meeting of the Board and reports on the progress in completing those recommendations throughout the year. All materials distributed to the Governance Committee, including the consolidated report and recommendations, are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Governance Committee and chairman of the Board. Individual directors receive their personal results.

The chairman of the Board sets up one-on-one meetings with each director to discuss his or her peer review results and to receive the directors' input on governance, risk and strategy. The chairman of the Board discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the Board and committee meetings held in January. This allows any input provided during the peer review on governance, risk and strategy, to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the chairman of the Board prepares a summary of key items arising from these discussions which are discussed in camera at the Governance Committee and at the meeting of the full Board.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR C-12

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

  •
  Approval of Equity Compensation Plans.  Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval for certain of Suncor's equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 61 of the Circular.

  •
  Independence Standards.  The Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

C-13 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

SCHEDULE D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the Chairman of the Board of Directors of Suncor Energy Inc.:

1.
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

2.
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chairman from the role of Chief Executive Officer (CEO).

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chairman will be:

•
The Chairman of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chairman is not an employee or officer of the Corporation and will be independent of management. The Chairman will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of the Corporation and its shareholders.

•
The Chairman will preside at meetings of the Board and at meetings of the shareholders of the Corporation, as provided for in the by-laws of the Corporation.

•
The Chairman will serve on the Governance Committee of the Board. The Governance Committee, by its mandate, assists the Board in matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board of Directors, Board committees, and individual directors, in fulfilling their responsibilities. The Chairman is also, by standing invitation, an ex-officio of those committees of the Board of which he is not a listed member.

•
The Chairman will be kept well informed on the major affairs and operations of the Corporation, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of the Corporation.

The accountabilities of the Chairman include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR D-1

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the Corporation's relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chairman may be requested, from time to time, to attend meetings with outside stakeholders.

D-2 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

SCHEDULE E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

BACKGROUND:

Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chairman should be independent.

The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor") determines whether each of its directors is or is not independent.

INDEPENDENCE POLICY:

Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

INDEPENDENCE CRITERIA:

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if (1):

•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is Suncor's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor's audit within that time. For the purposes of this point ONLY, "immediate family member" means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR E-1

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

E-2 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

SCHEDULE F: BOARD TERMS OF REFERENCE

PART I: OVERVIEW

The Canada Business Corporations Act (the Act), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a corporation such as Suncor Energy in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor Energy. This responsibility is discharged through Board oversight of Suncor Energy's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (CEO), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor Energy's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board of Directors Chairman set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor Energy is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor Energy's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR F-1

PART II: BOARD GUIDELINES

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chairman and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews and approves the Corporation's annual business plan (including the annual budget), and approves the strategies as reflected in the Corporation's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chairman, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chairman, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Human Resources and Compensation Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions in the Canadian Requirements and the SEC Requirements (1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chairman from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chairman will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

F-2 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executive officers into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chairman of the Board, or in the absence of the outgoing Chairman, a director elected by resolution of the Board, shall manage the process of electing a new Chairman by seeking nominations, determining the willingness of each nominee to take on the role of Chairman of the Board, and by presiding over an election by secret ballot.

•
The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee, and reported on annually to the Board.

•
At the conclusion of each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Chairman. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the Board will meet at a Suncor Energy location other than the head office location. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

PART III: COMMITTEE GUIDELINES

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee ("HR&CC"), and the Environment, Health, Safety & Sustainable Development Committee ("EHS&SD"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Chairman of the Board, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's By-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent (3) directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate (4), and at least one member of the Audit Committee must be an audit committee financial expert (5).

•
In general Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the Board of Directors shall be disclosed in the Corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

(3)
See note 1

(4)
See Appendix A

(5)
See Appendix A

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR F-3

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Chairman, by standing invitation, is considered an ex-officio of those committees of the Board of which he is not a listed member.

•
At the conclusion of each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

PART IV: MANDATE OF THE BOARD OF DIRECTORS

Goals of the Board

The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor Energy;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor Energy's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
Annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties

The major duties of the Board are to:

1.
Foster the long-term success of Suncor Energy. Commit to the enterprise and acknowledge that the best interests of Suncor Energy and its shareholders must prevail over any individual business interests of the membership of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor Energy. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

F-4 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

  •
  financial resources, including relations with the financial community; and

  •
  reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor Energy operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor Energy complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
elect a Chairman, appropriate committees and Committee Chairs;

•
define the duties of the Chairman of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR F-5

APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Corporation's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Corporation's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

F-6 SUNCOR ENERGY INC. 2013 MANAGEMENT PROXY CIRCULAR

If you are looking for Suncor's 2012 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2012 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1-800-558-9071.

Suncor Energy Inc.
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  EXHIBIT 99.1
Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 26, 2013